PART II

OFFERING MEMORANDUM DATED DECEMBER 15, 2022



CUB CRAFTERS, INC.
1918 SOUTH 16TH AVENUE
YAKIMA, WA 98903
(509) 248-9491
WWW.CUBCRAFTERS.COM

Up to $5,000,000 of Series A Preferred Stock

Minimum Investment Amount: $400

Cub Crafters, Inc. ("Cub Crafters" "the company," "we," or "us"), is offering up to $5,000,000 worth of Series A Preferred Stock (the "Securities"). The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The company must reach its Target Amount of $10,000 by December __, 2023. Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by December __, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

General Aviation (GA) constitutes a broad scope of aircraft types and uses; among them is what is known as "backcountry" flying, and the associated Short Take Off and Landing (or STOL) capable breed of small aircraft. The diverse range of existing aircraft in operation is a result of both long-proven legacy technology, as well as the influence of new and emerging technologies. Cub Crafters, Inc. (CubCrafters) was founded on the principles of proven legacy aircraft designs with the mission of continuing to bring innovation and improvement to the field of backcountry aircraft, with performance enhancements moving beyond the STOL performance and rough-field capability that has typically defined the sector. We believe that CubCrafters is uniquely positioned to take advantage of growing market demand and accelerating technological improvements in the industry. The intent of this offering (which is part of a larger offering, as described in the Recent Offerings of Securities) is to bolster this effort, expanding production and aftermarket services for new customers, and completing an increasing variety of emerging growth uses that accelerate, to meet global demands for small aircraft in the aviation market.

The Company

Cub Crafters, Inc. is a leading producer of adventure/utility aircraft and the only known OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation category segments: FAA Certified, ASTM (American Society for Testing and Materials) Light Sport Aircraft (LSA), Builder Assist, as well as Experimental/Amateur-Built Kits (E/A-B). Founded as an aircraft maintenance and rebuilder shop in 1980, the company went on to engineer a continuous stream of performance innovations through FAA approved Supplemental Type Certificates (STC). Continuing to advance the product and business capabilities, the company then gained its own new aircraft designs and production approvals: FAA approved Type Certificates (TC) for the model CC18 and ASTM validation of a new LSA model CC11, becoming a highly regarded manufacturer of new light aircraft in multiple segments.

Based on the classic Piper Super Cub aviation platform legacy, the company leverages decades of craftmanship and a lean optimized production line to produce thoroughly modern and innovative aircraft. Well established as an FAA approved Production Certificate (PC) holder, the company brings turnkey experience: designing, testing, certifying, and manufacturing premium aircraft in-house as an Original Equipment Manufacturer (OEM), as well as providing MRO (Maintenance-Repair-Overhaul) services. Manufacturing currently takes place at production facilities in the vicinity of Yakima Air Terminal-McAllister Field, utilizing three campuses comprising 14 facilities in 11 buildings.

Backcountry aviation, whereby the aircraft designs are uniquely capable of accessing remote non-airport locations through extraordinary STOL performance, stands out as a popular and rapidly growing market sector. The company believes that its design engineering and disruptive product development strategies are driven by a culture of innovating modifications and improvements, responding to the needs of an enthusiastic and loyal community of backcountry and adventure aircraft users. Customer involved market surveys were performed on the latest models, prior to the decision to produce, to ensure that desires of the owner-operators were at the center of the product line capabilities.

In 2020, the company gained FAA TC approval for the new Lycoming CC393i 215HP engine, developed together with Lycoming. Then, in December of 2021, the company also gained FAA TC approval for the nose gear version of its Flagship XCub, branded the NX Cub. This move made an additive upward market shift to a new mix of potential customers, thus exposing CubCrafters products to all aircraft owner-operators in its niches, not just pilots with tailwheel endorsements for legendary Cub-style landing gear. Today, the company produces seven models, two kits, and in all has released three new STOL adventure versions in recent years: XCub, the 3rd generation Carbon Cub, and NX Cub, all amidst rising market demand.

The company has become well established with a history of continual development and flexibility in growing and changing markets since it was founded in 1980.

Product History Milestones:

· 1980 – Cub Crafters is founded by James Richmond to repair and restore Piper Cubs.

· 1985 (and continuing through 2018) – CubCrafters gains and develops multiple new FAA STCs to improve the PA18; CubCrafters currently holds 64 STCs for many variants.

· 1986 – Company is incorporated as Cub Crafters, Inc.

· 1999 – CubCrafters introduces their first "new" airplane, the Piper/CubCrafters PA18, built under the FAA's Spare & Surplus Rule.

· 2004 - Earning its FAA Part 21 Production Certificate (PC) and their first FAA Aircraft Type Certificate (TC), CubCrafters introduces the Top Cub: a Part 23 Certified design, based on the Piper Super Cub and inclusive of the most popular Supplemental Type Certificates (STC) improvements.

· 2006 - Introduction of the CubCrafters first Light Sport Aircraft (LSA): Sport Cub is a clean-sheet design that advances the genre of backcountry, tailwheel aircraft.

· 2009 - A lightweight, 180 horsepower engine is added to Sport Cub. Initially badged Super Sport Cub.

· 2010 – LSA model is renamed Carbon Cub SS. Along with Carbon Cub SS, a kit version of the aircraft is offered, the Carbon Cub EX.

· 2015 - An innovative builder assist program is introduced for the Carbon Cub line, Carbon Cub FX.

· 2016 - XCub certification is completed (6 years in secret development) and introduced as CubCrafters flagship certified aircraft product.

· 2017 - XCub G3X glass panel is released, an industry wide first-ever use of experimental primary display avionics in a certified aircraft.

· 2017 – The third generation Carbon Cubs, Carbon Cub EX-3 and FX-3 E/A-Bs, are introduced and represent CubCrafters most capable backcountry taildraggers to date. Also, XCub gains EASA certification for EU countries, as well as, FAA Seaplane Approval with Amphibious and straight floats.

· 2018 - XCub is awarded international certifications in Japan (JCAB), Canada (TCCA), and Australia (CASA).

· 2020 – XCub is certified with the new and more powerful 215hp engine option, Lycoming CC393i, developed together with CubCrafters.

· 2021 – XCub is certified with an optional "tricycle" nose landing gear configuration, the NX Cub, while maintaining considerable backcountry airstrip capability. This unique offering is easier to handle on the ground than traditional "taildragger" aircraft, therefore lowering the barriers of entry for pilots interested in the exciting arena of backcountry flying, and eliminating the need for tailwheel specific training and the associated pilot endorsement.

Summary of Aircraft Models:

· **Sport Cub** – LSA lightweight baseline design in the Light Sport Category; a clean-sheet modern design in the genre of tailwheel, backcountry aircraft.

· **Carbon Cub SS** – LSA follow-on to the Sport Cub offered with improved handing, modern avionics, and higher power options than the original Sport Cub.

· **Carbon Cub FX & FX-3** – A Builder-Assist, Experimental Amateur Built (E/A-B) category aircraft, with multiple engine and gross weight options. The assisted build process is spread over two visits to the company factory facilities, where customers participate in the manufacture of their own aircraft, meeting FAA majority rule requirements for the build.

· **Carbon Cub EX Kits (EX, EX-2 & EX-3)** – Packaged kits of parts are delivered to customers to assemble and customize as they build their own aircraft in the E/A-B Amateur-Built Experimental Category. These kits offer the most customization and flexibility to customers, allowing them to maximize performance and mission-specific capabilities. Known as the most complete Cub type kit offered in the industry, each version has been found to meet FAA NKET majority rule evaluations.

· **Top Cub** – A FAA Part 23 Certified design, offering a stronger, safer, and heavier load bearing capability than original Piper Super Cub while maintaining much of the ease of maintenance and simple manufacturing techniques. The aircraft is available with multiple landing gear options including various tire sizes, skis, or amphibious floats. CubCrafters sold this design, its first generation TC, but maintains the right to build it under license.

· **XCub / NX Cub** – CubCrafters "Flagship" aircraft, which is offered as two different aircraft models: FAA Part 23 Certified or as a Builder-Assist E/A-B. XCub is available with luxury interiors, a variety of top-quality avionics, flexible landing gear options, and two engine choices, all of which combine to provide a unique and powerfully versatile platform which stands out in the high-performance backcountry aircraft market.

Aircraft Models Currently Available In-Production:

FAA Certified (3 models)
CC19-180 XCub
CC19-215 XCub or NX Cub (badged as NX when delivered with nose landing gear)
CC18-18 Top Cub (built under license)

Builder-Assist (3 models)
CCX-1865 Carbon Cub FX (Gen 2 with fixed pitch propeller)
CCX-2000 Carbon Cub FX-3 (Gen 3 with constant speed propeller)
CCX-2300 XCub or NX Cub (CC393i engine only)

Light Sport (1 model)
CC11-160 Carbon Cub SS

Kits (2 models)
CCK-1865 Carbon Cub EX-2 (Gen 2 with fixed pitch propeller)
CCX-2000 Carbon Cub EX-3 (Gen 3 with constant speed propeller)
Note – parts and subassemblies are also available for the original EX Kit

Market & Competition

The aviation sector of the transportation industry comprises commercial, private, and military segments. General Aviation (GA) is normally the designated market used to define all civil aviation operations except for commercial air transport (airliners). GA represents the private transport and recreational components of aviation, with some crossover to military when civil aircraft are used in such capacity. CubCrafters is considered a prominent OEM in the GA recreational aircraft market segment.

According to the General Aviation Manufacturers Association (GAMA), the General Aviation (GA) market contributes more than US$ 247 billion to the US economy annually and employs more than 1.2 million citizens. GA aircraft log 25.5 million flight hours every year in the US; two-thirds of air traffic is for business purposes.

Regulation and Certification Barriers

The aviation industry overall, inclusive of the GA market segments for which CubCrafters operates in, is heavily regulated by the FAA, especially for certified aircraft. The barriers to entry for aviation businesses to start up and gain original FAA certified type certificates, as well as FAA approval for production authorization to continually produce new aircraft, are extremely high. This is due to required knowledge base, necessary experience, high entry cost levels, vast regulatory requirements, and the multi-years of time and effort required for establishing designs and facilities, all while traversing through specific FAA approval processes.

Aircraft certification requires extensive FAA standards and systems knowledge and experience, as well as successful execution of design, test, first article build inspection conformities, validation testing, and extensive report documentation, to achieve new certification approval acceptance. This typically requires years of development, significant R&D funding, and in-depth engineering certification effort. Only a few FAA fixed-wing type, standard category type certificates have been newly issued in each of the more recent decades. CubCrafters estimates that the technical certification report documentation alone, that it produced over six years to demonstrate compliance to FAA TC requirement standards for the CC19 XCub aircraft, exceeds forty thousand pages.

Further to the type design approvals for certified models, separate development and approval must be achieved for production facilities themselves, to achieve FAA accepted manufacturing processes and quality assurance systems. CubCrafters has earned multiple new, original issue, FAA Part 23 type certificates, and its production facilities have achieved FAA Part 21 approval for the manufacture of complete aircraft, and supplemental designs.

Other FAA certified backcountry aircraft that are currently in production, such as competitor American Champion Aircraft's model 8GCBC Scout, are building from type design certificates originally issued in the 1960s. CubCrafters XCub, a two-seat Part 23 Standard Category aircraft, gained its newly issued type certificate in 2016 and has been since been continually updating the TC to include the latest available engines, propellers, and new landing gear options.

General Aviation Market Segments and Competition

GA aircraft types are divided as fixed-wing and rotary (helicopters) aircraft, and further by how they are powered: jet, turboprops, piston powered, and electric. For fixed wing aircraft, which are the only type that CubCrafters produces, the market segments are typically defined by the primary role for the aircraft types or models: recreational (two seats typically), private transport (four to eight seats typically), business jets, agricultural, and aerobatic. The key players currently in each of these segments, as reported to GAMA, include:

· **Recreational**: American Champion Aircraft, Aviat, CubCrafters, Flight Design, Icon Aircraft, Pipistrel Aircraft, WACO Aircraft
· **Private Transport**: AVIC General/Cirrus Aircraft, Daher, Diamond Aircraft, Pilatus, Tecnam, Textron Aviation
· **Business Jets**: Airbus Corporate Jets, Boeing Business Jets, Bombardier, Dassault Aviation, Embraer, Gulfstream Aerospace, Honda Aircraft, Textron Aviation

- · **Agricultura**l: Air Tractor, Thrush Aircraft
- · **Aerobatic**: Extra Aircraft, Game Composites

The number of production aircraft delivered per quarter is directly reported to GAMA, optionally by each of the member OEM companies. For first and second quarter of 2022, the following numbers of airplane deliveries were reported publically by the GAMA, for recreational aircraft OEMs as segmented above:

1. CubCrafters   34 total (Q1-12, Q2-22)
2. Pipistrel Aircraft   20 total (Q1-8, Q2-12)
3. Icon Aircraft   14 total (Q1-4, Q2-10)
4. Flight Design   7 total (Q1-7; Q2-0; located in Ukraine)
5. American Champion   5 total (Q1-0, Q2-5)
6. WACO Aircraft   4 total (Q1-1, Q2-3

Note: Aviat Aircraft did not report.

Light Sport Aircraft (LSA) are recreational, designed and built to ASTM consensus standards, are limited to two occupants and a maximum of 1320 lbs. (1430 lbs. as seaplanes), and do not require a traditional pilots license. Experimental Amateur Built aircraft (E/A-B) are not approved nor certified by the FAA to any published design and manufacturing Codes of Federal Regulations (CFRs) nor ASTM standards. LSAs and E/A-Bs make-up a significant portion of GA and these aircraft are intended primarily for education and entertainment; they are not authorized for commercial use or for hire.

There are a variety of different sized companies, including smaller, boutique makers of LSAs and E/A-Bs worldwide. The number of more common sport airplanes available from LSA suppliers typically numbers approximately 30 to 50+ worldwide. Since their inception and widespread support from the Experimental Aircraft Association (EAA), the number of kits (be it plans only, parts kits, or pre-fabricated fast kits) is vast. In the Cub-style backcountry aircraft LSA and E/A-B space, some of the more recognized competitors include: CubCrafters, Dakota Cub, Legend Aircraft, Backcountry, Javron, Zlin (Czech Republic), and Patriot, a new entrant. While sales data from private, smaller providers is not readily available, CubCrafters is generally understood to be the largest producer in the E/A-B Cub space. While not "Cubs" per se, yet similar as tailwheel STOL type aircraft, Just Aircraft and Kitfox are also in the space as lower cost options.

CubCrafters' designs, tests, certifies and manufactures in each of the three GA segments stated: FAA certified, ASTM LSA, and E/A-B. CubCrafters' market is a multi-niche subset of GA, focused on producing 2-seat backcountry type aircraft. In these niches, CubCrafters is the dominant producer of certified backcountry aircraft and a prominent maker of LSA, Experimental Builder-Assist, and E/A-B Kits. CubCrafters produced aircraft models and kits are typically considered to command the highest retail prices in the backcountry space.

Customer Mission Profiles

CubCrafters' existing customer base has a wide range of different mission profiles that drive their choice to purchase, which further widens the particular market segments that CubCrafters is able to pursue for:

- · Personal lifestyle and entertainment for backcountry, STOL, and flight enjoyment

- · Seeking highest quality products, with proven track record, from a producer that has attained the ability and systems required to design and manufacture FAA certified aircraft

- · Wildlife, military, law enforcement, and other special mission uses

·   Humanitarian aid and access to outlying communities

·   Cost effective and energy efficient remote access

    o   smaller aircraft with comparatively low fuel usage compared to larger aircraft

    o   mere fraction of comparative costs to acquire and operate, compared to a helicopter

·   Private transportation for business and residences

Direct and Secondary Market Impact Factors

Post pandemic supply chain, labor shortages, and changing inflationary economic conditions are present and have impacted GA producers across all segments. CubCrafters preemptively purchased ahead on raw materials, in some cases as much as two years of pre-purchased stock, and continues to interactively manage supply chain pop-up issues. Market impacts due to such supply and economic uncertainty, causing organizational focus on protecting production throughput, has likely slowed new recreation aircraft product development unilaterally and that may continue. CubCrafters has and intends to continue its innovation inertia to invest in R&D initiatives that can result in new products, that the company believes could be monetized within 2 to 5+ years.

"Demand for general aviation aircraft continues at a robust pace. Since the initial setbacks of the pandemic, we have seen some segments make strides with growing backlogs and high rates of operations while others are still diligently working to navigate the path to recovery," said GAMA President & CEO, Pete Bunce on August 24, 2022. "Despite ongoing supply chain and workforce issues, our industry continues to make progress and strategically posture for the future, which is a true testament to our strength and durability." Aircraft shipments through the second quarter of 2022, when compared to the same period in 2021, saw piston airplanes increase 9.4% with 638 units, turboprops increase 11.8% with 247 units, and business jets increase 9.5% with 289 units. The value of airplane deliveries through the second quarter of 2022 was $9.1 billion, an increase of 5.2%.

OEMs that lack cash flow and reserves to bring financial flexibility for dealing with continued supply chain shortages and inflationary escalation may fall out of the market. Long standing legacy recreational aircraft companies, such as Maule Air Inc., have fallen out in recent years. This could also serve as a market share increase opportunity for CubCrafters and others.

In 2022, Vans Aircraft, the largest kit producer in the world, unveiled a high wing engineering prototype aircraft that they are considering offering as a new kit. This is an aluminum constructed high-wing design it is developing named the RV-15. While not a Cub-type airframe itself, as it does not offer tubular chromoly steel frame construction around the cabin as Cubs do, it could become popular especially among prior Van's kit builders if the design passes testing and Van's decides to pursue it. In that event, it may impact CubCrafters kit sales or perhaps draw even more demand to the backcountry space overall.

Since around 2013, the FAA has been considering an initiative to expand the authorized size and weight of LSA aircraft called MOSAIC, Modernization of Special Airworthiness Certificates. This could potentially change the GA market in a variety of ways, likely in a two to five year time period, such as allowing OEMs to build more than the majority rule portion currently in place on E/A-B aircraft. It could further bring new businesses to the industry; under the presumption of ASTM consensus standard validations of LSA aircraft offering less regulatory oversight than is required by FAA certified models. MOSAIC has been delayed multiple times and most recently the FAA stated its intention to release a Notice for Proposed Rule Making (NPRM) in August-2023, for the MOSAIC initiative. The NPRM process itself normally takes six to eighteen months before moving to an actual rule change. The Brazilian civil aviation authorities announced in July-2022 a similar change is being released in Brazil for 2022, allowing LSA to expand there from 1320 lbs. to 3000 lbs. aircraft, up to 185 knot cruise speed, and up to 4 seats. This move may hasten the MOSAIC effort in the US and other countries. As LSA validation is a self-certification process to ASTM consensus standards, OEMs are more likely to pursue LSA development over the higher cost of FAA certification paths. However, LSA aircraft are not authorized for commercial use. CubCrafters will be positioned in both market segments and new product development considerations and strategies will be developed as the landscape of market changes potentially occur due to MOSAIC.

There are currently no obvious signs of market saturation in the niche market segments CubCrafters operates, with a growing backlog exceeding 24 months and accelerating. CubCrafters' recent release of the NX Cub, the nose landing gear equipped version on its XCub, has opened a new market zone for the brand. It has been estimated that approximately 15% of private pilots possess, or plan to pursue, a tailwheel endorsement for flying conventional Cub style landing gear. With the advent of the NX Cub, this substantially expands the market availability by exposing a CubCrafters product to the estimated additional 85% of private pilots that are potential buyers.

Employees

The company currently has 214 employees, 207 full-time and 7 part-time.

Plans for Growth

The company is furthering its growth through four primary strategic objectives:

- · Objective 1 – Satisfy expanding sales demand

- · Objective 2 – Aftermarket customer services expansion

- · Objective 3 – Facility and manufacturing modernization to scale NexGen aircraft releases

- · Objective 4 – Develop and introduce disruptive innovations and new technology

Satisfy Expanding Sales Demand

The company installed new senior leadership in 2018, who decided to further organically fund R&D, develop new products through customer involved market surveys, and unlease new marketing outreach strategies using key influencers. This resulted in a significant rise in productivity and an eighty-eight percent (88%) increase in annual sales from 2017 to 2018. Demand for new products has risen further, and has consistently outweighed supply, with sales backlogs climbing steadily and bringing scaling opportunity. The company expanded its physical footprint in 2019 by opening a new customer completions center, and now operates from three campuses totaling over 100,000 sq ft. The company intends to take advantage of current acute demand by scaling operations with modernized fabrication equipment, new composite manufacturing expansions, and digital transformation of manufacturing processes.

Aftermarket Services Expansion

The company intends to expand the current established network of certified dealer and service centers to include additional locations within the Unites States, as well as in overseas markets, to support the growing fleet of active aircraft. The company further intends to expand its internal Customer Support Department with more automation of the aftermarket part sales system and related support services.

Develop and Introduce Disruptive Technology

The company intends to continue to implement modern manufacturing techniques, along with scaling up tooling, adding automated design capacity, and improving rapid prototyping equipment. This growth is being directed to take advantage of the powerful combination of new technology, tooling, and manufacturing facilities, partnered with the company's specialized craftsmanship that has been honed over four decades.

The company intends to continue its legacy of innovation to further meet market demand, as well as push the categorical limits of light aircraft. The company has active R&D projects partnering with NASA and educational intuitions. These projects are aiming to develop new technology, integrate the new technologies into the light aircraft platform, and explore the new uses and capabilities that those technological changes are bringing about. Active projects include development of a patented lift augmentation design, including electrical power, which may further expand the performance envelope of the small fixed-wing aircraft.

Manufacturing Modernization to Scale NexGen Aircraft Releases

The company is scaling up production capacity while modernizing its manufacturing methods and systems. Changes will include increasing fabrication automation with design control, repeatability, and inspections. The company will use upgraded and scaled-up manufacturing equipment, tooling, and fixtures to increase efficiency and production batch sizing. The company intends that the long-standing legacy of crafting skills and knowledge that have been used to manufacture this class of aircraft will be further infused into a modern manufacturing environment, with increased production standardization, modern technology, and new materials.

In furtherance of the above objectives, the company may acquire other companies, real estate, or assets. See "Risk Factors – Risks Related to the Company's Business".

Regulation

Our business is heavily regulated. We deal with numerous U.S. government agencies and entities, including but not limited to all of the branches of the U.S. military, NASA, the Federal Aviation Administration (FAA) and the Department of Homeland Security. Similar government authorities exist in our non-U.S. markets.

Aircraft. In the United States, our aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Outside the United States, similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation, and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

A Potentially Responsible Party (PRP) has joint and several liability under existing U.S. environmental laws. If we were to be designated a PRP by the Environmental Protection Agency or a state environmental agency (which has not been the case so far), we would potentially be liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site for which we were originally assigned a partial share, the statutory framework would allow us to pursue rights to contribution from other PRPs.

Non-U.S. Sales. Our non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption, and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Intellectual Property

CubCrafters holds FAA design and production approvals, inclusive of all proprietary design, analysis, test, and certification technical and commercial data:

FAA Production Certificate (PC)

· FAA Production Certificate No. 722NM, Issued Feb-12-2007; latest Amendment Jan-3-2022

FAA Certified Type Certificates (TC):

· A00053SE, Model CC19-180, Issued Jun-2-2016

   o Amended to add Amphibious and Straight Floats, Approved Dec-14-2017
   o Amended to add Garmin G3X Avionics, Approved Feb-8-2018
   o Amended for new CC19-215 model, CC393i 215 HP Engine, Approved Oct-10-2020
   o Amended to add nose landing gear, Approved Dec-3-2021

· A00055SE, Model EL-1, Issued Mar-22-2019
· A00057SE, Model CC21-180, Issued Feb-14-2019

International Type Certificates (TC):

· Europe: EASA.IM.A.638, Model CC19-180, Issued Dec-18-2017

· Japan: JCAB-92, Model CC19-180, Issued Mar-27-2018

· Canada: Transport Canada A-274, Model CC19-18, Issued Feb-28-2018

· Australia: CASA A330, Model CC19-180, Issued Aug-28-2018

· Japan: JCAB 92, Model CC19-180, Issued

FAA Certified Supplemental Type Certificates (STC):

· CubCrafters holds 64 valid STCs for a wide variety of engineered improvements for PA18, CC18 and other models

We have received or filed for the following patents and trademarks:

Title	Type	Application #	Filing Date	Status	Issue Date	Patent #
Distributed leading-edge lifting surface slat and associated electric ducted fans for fixed lifting surface aircraft	Utility: Non-Provisional	17/079,911	10/26/2020	Issued	2/23/2021	US10926868B1

MARK	Filing Date	Serial #
XCUB (1)	December 11, 2014	86478357
SPORT CLUB	August 9, 2005	78688587
CARBON CUB (1)	October 10, 2014	86420838
CUB (1)	September 21, 2006	77004327
CUB CRAFTERS	August 8, 2005	78688112
TOP CUB	August 8, 2005	78688134
	August 10, 2005	78690130
SPORT CLUB (2)	July 7, 2012	9583625
CARBON CUB (2)	July 7, 2012	9583626
TOP CUB (2)	July 7, 2012	9583627
CUB CRAFTERS (2)	July 7, 2012	9583628
CUB (2)	July 7, 2012	9581438

(1)   Owned by our wholly owned subsidiary, Cub Marks, LLC
(2)   Filed in People's Republic of China

Litigation

There are currently no legal proceedings pending against the company.

Property

The company leases office and manufacturing space from Richmond Real Estate located at 1918 and 1920 South 16th Avenue, Yakima, WA 98903. The company leases approximately 29,000 square feet and 12,270 square feet, respectively. The airport land these buildings occupy is leased to the company by Richmond Real Estate. Richmond Real Estate holds the land leases with the Yakima Air Terminal – McAllister Field.

The company leases manufacturing space from Wilson Commercial Properties. The three buildings are referred to as the Cub Crafters, Inc. Fabrication Plant. Each building is 12,000 square feet (36,000 square feet collectively) and are located at 2401 South 26th Avenue, Yakima, WA 98903; 2500 Airport Lane, Yakima, WA 98903; and 2400 Airport Lane, Yakima, WA 98903.

The company leases a manufacturing and aircraft completion center space from Richmond Real Estate, located at 2035 Airport Lane, Yakima, WA 98903. The Completion Center is 11,265 square feet.

The company has share ownership, with the Yakima Airpark LLC, in three hangars located at the Yakima Air Terminal-McAllister Field under a sublease agreement. The three hangars total 9,500 square feet. The company also has an additional research hangar under sublease, totaling 1,150 square feet.

The company has various additional lease and owned storage spaces totaling 4,534 square feet.

Total Square Footage: 103,719

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as COVID, supply chain issues, hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business:

The company may not be able to successfully execute its business plan.

In order to continue developing its technology, expand its sales and execute the plans for growth outlined in "Description of Business", the company must raise significant amounts of capital, foster relationships with key suppliers and attract customers. There is no guarantee that the company will be able to achieve or sustain any of the foregoing within the company's anticipated timeframe or at all. The company may exceed its budget, encounter obstacles in research and development activities, fail to anticipate customer needs, or be hindered or delayed in implementing the commercialization plans, any of which could imperil the company's ability to secure additional customer contracts and increase revenues. In addition, any such delays or problems could require the company to secure additional funding over and above what it currently anticipates it will require to sustain the business, which the company may not be able to raise. Additionally, if the company were to make any acquisitions of other companies or assets in the future, it may not be able to successfully integrate such assets or assets successfully into its existing business.

The company may be unable to raise funds needed to fund further development.

The high level of volatility in the capital markets may make it difficult to raise funds. If the company is unable to raise sufficient funds to continue expanding and commercializing its products in accordance with its business plan, its operations will suffer. The company may also have difficulty securing supplies needed or manufacturing and distribution partners in the event it cannot raise sufficient funds.

The company may not be able to effectively manage its growth, and any failure to do so may have an adverse effect on its business viability.

The company intends to use the proceeds of this offering to maximize commercialization of its products for the small backcountry aircraft market and further develop them to address both the current market share and enter new markets. Manufacturing a sophisticated high-tech product with exacting specifications requires expertise and experience which can be difficult to maintain. In addition, the company's future operating results will depend on its ability to effectively maintain and manage employee, supplier and customer relationships across a broad geographic footprint.

The company's primary products are typically considered to be high-performance utility aircraft, and therefore do not have an unlimited clientele/customer base.

If the company does not adequately innovate and further expand its product offerings into other markets, such as international sales, government contracts, military applications, and broader private recreation, the company's success will not be guaranteed.

The company may be subject to product liability claims and/or regulatory action which could have a material adverse effect on the business, its prospects and reputation.

The company faces an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, injury or death. The company takes great measures to ensure that its products are compliant to regulatory requirements and safe for approved uses; despite this, liability claims remain possible.

If product liability claims and such claims arise, it could have a material adverse effect on the company's business. The company does not currently maintain product liability insurance. The successful assertion or settlement of a claim could harm the company by adding further costs to the business and by diverting the attention of senior management from the operation of the business. Even if a liability claim is successfully defended, the litigation costs and adverse publicity may be harmful to the business.

Any product liability claim may increase the company's costs and adversely affect its revenues and operating income. Moreover, liability claims arising from a serious adverse event may make it more difficult to secure adequate insurance coverage in the future. In addition, any future product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The company could be forced to replace or repair faulty parts.

In the event one of our planes crashes and it is determined that the reason for the crash is due to a manufacturing defect, the company can be forced to issue an AD (Airworthiness Directive) or other ramifications. This often results in the company being required to pay substantial amounts to replace and/or repair the faulty part in similar aircraft manufactured and sold by the company. This could result in substantial financial expense and harm our company's reputation.

The company could be subject to legal liability as a result of operations

The company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance would insulate the company from adverse effects of liability judgements.

An accident could have a material adverse effect on the company's operations

Flying aircraft is an inherently risky activity, and a flight accident either in flight testing or consumer operations could have a material adverse effect on the company's operations, including but not limited to liability judgements against it. Even if any such incident were not the responsibility of the company, the company could suffer reputational and other damages.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. See "Description of Business -- Regulations" for a description of the regulations we are subject to. Additionally, in other geographies the company may need to gain certification from local aviation regulators, a lengthy and uncertain process.

Adverse regulatory or policy changes could have a material impact on business.

The company's business is premised on its facilities and procedures meeting the applicable federal regulations. For example, the type of aircraft the company manufactures are classified as certified, light-sport aircraft, or experimental aircraft. If the FAA were to remove or change these designations, our business could be negatively affected. If the company's products become subjected to new regulatory oversight or the regulatory framework in these markets becomes more restrictive to the point where some of the products are unable to meet these more restrictive standards, the company will have difficulty in selling its products and potential customers may seek alternatives.

The company is partially dependent on third party suppliers and contractors that will need to maintain a high level of expertise and meet strict quality standards.

The company currently relies on some external suppliers and manufacturing partners to produce the necessary technology and components for the aircraft, a few examples of which are engines, propellers, tires, and avionics. Due to the high degree of regulation of aerospace products, the company's suppliers and manufacturing partners require a high level of expertise, certification, and need to meet strict quality standards. The company believes it has established good working relationships with multiple partners; however, if the company is unable to maintain contracts with them, or if any contract is terminated for reasons outside of the company's control, it may be difficult for to find new suppliers or contractors that are able to meet these standards. Furthermore, to the extent that any of the company's suppliers provides products that prove to be defective or fail to meet specifications, the company's business and reputation may suffer. The impact of social distancing measures, related workforce reductions and supply chain disruptions may negatively impact the ability of suppliers to deliver the components the company needs for manufacture or the ability of any of its potential partners to operate effectively to meet requirements

The company is subject to supply chain disruptions.

Disruptions to the supply chain could substantially impair our ability to deliver consumer products on a timely basis and at desired prices. In the event of any such disruptions, we would need to source components and raw materials from new providers or manufacturers. There is no guarantee that the company would be able to secure such components and/or raw materials. Examples of recent debilitating supply chain issues include engines for Light Sport and kit aircraft models, landing gear materials and fabrication services, composite resin, and others.

Volatility and increases in the costs of raw materials, energy, transportation, labor and other necessary supplies or services may negatively impact net earnings and cash flow.

Volatility and increases in the costs of raw materials and chemicals, and increases in the cost of energy, transportation, labor, and other necessary supplies may harm results of operations. Purchase price increases for raw materials and purchased goods, such as engines, aluminum extrusion, and many others have continually soared since COVID and related shortages occurred. The company cannot predict which of its raw materials may be affected in the future. Increased transportation expenses may cause the company to incur unanticipated expenses and impair its ability to distribute products or receive raw materials in a timely manner, which could disrupt operations, strain customer relations, and adversely affect operating profits. If commodity and or other costs increase in the future, such increases could exceed estimates and if the company is unable to increase the prices of products or achieve cost savings to offset such cost increases, the results of operation will be harmed. In addition, even if the company increases the prices of its products in response to increases in the cost of commodities or other cost increases, it may not be able to sustain the price increases. Sustained price increases may lead to declines in sales volume as competitors may not adjust prices or customers may decide not to pay the higher prices, which could lead to sales declines and loss of market share. This could adversely affect the company's business, financial condition, and results of operations.

The company's facilities and suppliers are subject to disruption by events beyond its control.

Operations at the company's facilities, its landlords, suppliers (including sole-source and single-source suppliers), service providers and customers are subject to disruption for a variety of reasons, including work stoppages, cyber-attacks and other disruptions in information technology systems, demonstrations, disease outbreaks or pandemics, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters, disruptions in logistics, loss or impairment of key manufacturing sites, supplier capacity constraints, raw material and product quality or safety issues, industrial accidents or other occupational health and safety issues. If a major disruption at the company's facilities or at the facilities of its suppliers were to occur, it could result in injury to people, damages to the natural environment, temporary loss of access to critical data, unauthorized disclosure of sensitive or confidential information, delays in shipments of products to customers, disruptions in supply chain or suspension of operations. Any such disruption could have a material adverse effect on the company's business, financial condition and results of operations.

If the company fails to effectively protect its intellectual property, the business may suffer.

The company has several FAA type certificates, trademarks, and patents issued and related technical design, analysis, and test data, and may rely on patents pending to protect future intellectual property, including intellectual property licensed from other parties. There is no assurance that any future patents will be issued with the desired breadth of claim coverage or at all. The failure to obtain patents for any future technology could materially impair the business prospects or, in the case of future development, impair the ability to expand the business into other markets. For the existing patents, and if any more patents are granted, they will, as is generally the case with patents, be subject to uncertainty with respect to their validity, scope, and enforceability and thus the company cannot guarantee you that the patents, or patents that are licensed from third parties, will not be invalidated, circumvented, challenged, or become unenforceable. In cases where the company must license intellectual property from third parties, there is no guarantee that the company will be able to do so on acceptable terms. Some of the company's proprietary processes, technologies, and know-how are not under patent protection. Although the company intends to seek patent protection where possible and in the best interests of the company, in some cases the law of trade secrets must be relied on to protect the intellectual property. Accordingly, there is a risk that such trade secrets may not stay secret. This risk also applies to confidentiality agreements and inventors' rights agreements with the company's strategic partners and employees. There is no assurance that these agreements will not be breached, that the company will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Finally, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for, in certain countries.

The company may be subject to allegations of infringement of other parties' intellectual property, or conversely, be forced to sue those who infringe its intellectual property. Such litigation is usually costly, time-consuming, and would divert resources away from the company's primary mission. If the company were to lose such lawsuits, it may be compelled to pay damages or to cease development, manufacture, use or sale of the infringing product or trademark.

The company may in the future become subject to patent and/or trademark litigation, which would be costly to defend and could invalidate the company's patents and/or trademarks.

No assurance can be given that the company will not become subject to, whether within or outside of the United States, patent and/or trademark infringement claims or litigation or interference proceedings declared by the USPTO to determine the priority of inventions. Defending and prosecuting intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are costly and time consuming. The company may be obligated to pay all such costs, but there can be no assurance that the company will have the capital or funding available to bear such costs. Litigation may be necessary to enforce the company's patents, or trademarks, to protect its trade secrets or know-how or to determine the enforceability, scope, and validity of the proprietary rights of others. Any litigation or interference proceedings will be costly and will result in significant diversion of effort by technical and management personnel. An adverse determination in any of the litigation or interference proceedings to which the company may become a party could subject the company to significant liabilities to third parties. However, if the company's rights are disputed by third parties, the company may be required to cease using such technology, which would have a material adverse effect on the company's business, financial condition, results of operations, and future growth prospects.

The business and its prospects for success are dependent on key personnel who are not easy to recruit and retain, especially on the cutting edge of the aerospace industry.

The company relies on key personnel in management, research and development, operations, manufacturing, and marketing. The company will continue to offer key personnel competitive compensation packages, but it cannot assure you that its key personnel will remain with the company or that the company will be able to hire additional personnel with the correct skill sets and qualifications in the future. The company does not maintain any key person insurance and the loss of any of its key personnel could significantly impair the company's ability to maintain a viable business. In the event one or more of the company's key personnel exit the business, it may experience financial loss, disruption to the operations and technology development, damage to the brand and reputation and, if any departing person joins a competitor, a weakening of its competitive position.

The company faces competition in the marketplace which could lead to reduced net sales, net earnings, and cash flow.

The company faces competition from other small aircraft manufacturers and companies. The company's products are expected to compete with other consolidated and widely advertised, promoted, and merchandised brands within this area of aviation.

The company's products are expected to compete on the basis of product performance, brand recognition, and industry-leading innovation. Advertising, promotion, merchandising and packaging also have significant impacts on consumer purchasing decisions. A newly introduced consumer product (whether improved or newly developed) often encounters intense competition requiring substantial expenditures for advertising, sales promotion, and trade merchandising. If a product gains consumer acceptance, it typically requires continued advertising, promotional support, technical and product support, and product innovations to maintain its relative market position. If the company's advertising, marketing, and promotional programs, including its use of digital media to reach consumers, are not effective or adequate, the company's net sales may be negatively impacted.

The industry is subject to change.

Important factors that may cause the company's revenues, operating results and cash flows to fluctuate include:

- The company's ability to develop and modify its products, its intellectual property and marketing platform;

- General economic conditions, which may adversely affect demand and thus performance;

- Changes in terms of contracts, whether initiated by us or because of competition;

- The amount and timing of operating costs and capital expenditures related to the operations and expansion of the company's business;

- Expenses related to significant, unusual or discrete events;

- Extraordinary expenses such as litigation or other dispute-related settlement payments;

- Income tax effects, including the impact of changes in U.S. federal and state tax laws;

- Technical difficulties or interruptions to the company's research and development or marketing efforts;

- Evolving regulations of our anticipated products and services; and

- Regulatory compliance costs.

Many of these factors are outside of the company's control, and the occurrence of one or more of them might cause the value of any investment in the company's securities to be substantially impaired or completely eroded.

Risks Related to the Company's Governance and this offering:

The Total Offering Amount may not be raised.

This offering under Regulation Crowdfunding is part of a larger offering being made under other exemptions under the Securities Act. The company is seeking gross proceeds from the combined offerings of up to a maximum of $50,000,000 (the "Total Offering Amount"). There can be no assurance that the maximum proceeds from the combined offering will be raised. If the Total Offering Amount is not raised, then the company may be required to obtain capital from other sources, including from debt or preferred stock offerings, diluting the ownership of investors in this offering and potentially giving other investors superior rights and preferences.

The offering price was determined by us.

Our offering price is arbitrary and established by the company itself. The price at which the securities are being offered bears no relationship to conventional criteria such as book value or earnings per share. There can be no assurance that the offering price bears any relation to the current fair market value of the securities.

Dilution risk exists for new shareholders.

Investors in this offering will suffer immediate dilution with respect to their investments, compared to existing shareholders. See "Dilution". If the Total Offering Amount is not raised, that may increase the amount of long-term debt or the amount of additional equity the company needs to raise.

If the Total Offering Amount is not sold, the company may need to incur additional debt or raise additional equity in order to finance its operations. Increasing the amount of debt will increase the company's debt service obligations and make less cash available for distribution to its shareholders, in the event any such distributions are permitted. Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the securities sold in this offering, and we may be required to accept terms that restrict our ability to incur more debt. Increasing the amount of additional equity that the company will have to seek in the future will further dilute those investors participating in this offering.

Should the company's securities become quoted on a public market, sales of a substantial number of shares of its type of stock may cause the price of its type of stock to decline.

Should a market develop, and the company's shareholders sell substantial amounts of its shares in the public market, shares sold may cause the price to decrease below the current offering price. These sales may also make it more difficult for the company to sell equity or equity-related securities at a time and price that the company deems reasonable or appropriate.

You should be aware of the illiquid and long-term nature of this investment.

There is no currently established market for reselling these securities and while the company's plans include seeking a listing on a stock exchange or similar forum in the future, there can be no assurance that it will succeed in being accepted on such a forum or the extent to which liquidity will result from any such listing. The company has no immediate plans to list any of its shares on any over-the-counter (OTC) trading forum or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

Your shares are subject to lock up.

All securities purchased under Regulation CF are subject to a 12 month lock up, meaning you will not be able to sell the Securities purchased in this offering during this time unless the Securities are transferred to the company, to an accredited investor, as part of a registered offering, or to a member of your family or a trust controlled by you or for the benefit of a member of your family, or in connection with death or divorce. Your inability to transfer the Securities could limit your ability to realize a return on your investment.

Investors in Series A Preferred Stock will not have control over the company's business and affairs.

Management and controlling shareholders (our three directors) own 100% of the outstanding shares of Class B Common Stock of the company which are entitled to eight votes per share, compared to one vote per share for the Series A Preferred Stock. Even if the Total Offering Amount is sold under the combined offerings as Series A Preferred Stock, investors in this offering would have approximately 4.13% of the voting power of the company's shares. Thus, the holders of our Class B Common Stock are expected to control a majority of the voting power for the foreseeable future and therefore control the business and affairs of the company.

Because the company does not have an audit or compensation committee, shareholders will have to rely on the company's directors to perform these functions.

The company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. The company's board of directors performs these functions as a whole. No members of the board of directors are independent directors. Thus, there is a potential conflict that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

The company's board has significant discretion over the net proceeds of this offering.

The company's board of directors has significant discretion over the net proceeds of this offering. As is the case with any business, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability. Investors are urged to consult with their attorneys, accountants, and personal investment advisors prior to making any decision to invest in the company's Series A Preferred Stock.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement other than those arising under the federal securities laws in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

· any derivative action or proceeding brought on our behalf;

· any action asserting a breach of fiduciary duty;

· any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; and

· any action asserting a claim against us that is governed by the internal-affairs doctrine.

There is uncertainty as to whether a court would enforce this provision as it relates to federal securities laws. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, other than any claims made under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim not arising under the federal securities laws in connection with matters arising under the agreement, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The jury trial waiver only applies to claims against the company arising out of or related to the subscription agreement. As the provisions of the subscription agreement relate to the initial sale of the securities, subsequent transferees will not be bound by the subscription agreement and therefore to the conditions, obligations and restrictions thereunder, including the jury trial waiver.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Risks Related to the COVID-19 Pandemic:

The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal and state governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential businesses. As a result of the pandemic the company had to lay off a small number of its employees early on, but was able to rehire and hire additional staff. While revenues have remained relatively consistent throughout, the company did experience issues with its supply chain. The company has since found new suppliers and stockpiled key and core components to help mitigate. The company has added more vendors and added to the diversity of vendors for our packaging raw materials, so that even if one or more of our vendors have issues with delivering their shipments, we can have other vendors who work as backups to ensure we receive the packaging raw materials we need. We are also ordering materials further in advance to allow for extra lead times for the materials to arrive. We have also made sure to select key partners who are considered "essential businesses."

While we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, such precautionary measures could negatively affect our customer success efforts, sales and marketing efforts, or create operational or other challenges, such as a reduction in employee productivity because of the work from home requirement, any of which could harm our business and results of operations. Further, if the COVID-19 pandemic has a substantial impact on our employees, partners or third-party service providers' health, attendance or productivity, our results of operations and overall financial performance may be adversely impacted. Additionally, if employees, partners or third-party services providers return to work during the COVID-19 pandemic, the risk of inadvertent transmission of COVID-19 through human contact could still occur and result in litigation.

Beginning in March 2020, the U.S. and global economies have reacted negatively in response to worldwide concerns due to the economic impacts of the COVID-19 pandemic. Although we have not yet experienced a material increase in customer cancellations or a material reduction in our retention rate, we may experience such an increase or reduction in the future, especially in the event of a prolonged economic downturn as a result of the COVID-19 pandemic. A prolonged economic downturn could result adversely affect demand for our offerings, retention rates and harm our business and results of operations, particularly in light of the fact that our solutions are discretionary purchases and thus may be more susceptible to macroeconomic pressures, as well impact the value of our Common Stock and Series A Preferred Stock, ability to refinance our debt, and our access to capital. Additionally, we have faced supply chain and shipping issues as a result of the COVID-19 pandemic that could impact our ability to meet customer demands for our products. We have made efforts to address these issues and believe we will avoid them in the future.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately forecasted at this time, such as the severity and transmission rate of the disease, the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, partners and third-party service providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industries in which we operate do not improve, or deteriorate further, our business, operating results, financial condition and cash flows could be adversely affected.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The directors, executive officers, and significant employees of the company as of the date of this filing are as follows:

Name	Position	Age	Date Appointed	Term of Office	Part Time / Full Time
Directors					
Susan Richmond	Director	68	2021	Indefinite	Part Time
Patrick Horgan	Director	55	2021	Indefinite	Full Time
Bradley Damm	Director	51	2021	Indefinite	Full Time
Officers					
Patrick Horgan	President and CEO	55	President – 2018 CEO – 2021	Indefinite	Full Time
Bradley Damm	Vice President and Sales	51	VP Sales – 2018 VP Corporate – 2021	Indefinite	Full Time
Richard Johnson	Director of Finance	74	Director of Finance - 2022	Indefinite	Full Time
Justin Jansky	Secretary	35	Secretary – 2022	Indefinite	Full Time

Business Experience of Executive Officers

Patrick Horgan, President, Chief Executive Officer, and Director.

Patrick Horgan has been the company's President since 2018 and its CEO since 2021, overseeing all OEM operations. Prior to his role as President, Mr. Horgan was the company's Vice President/Director of Engineering & Product Development from 2015 to 2018 when he led the FAA Part 23 type certificate approval and production certificate approval of CubCrafters' newest flagship, the XCub, as well as the latest model generation of the Carbon Cub. Horgan also directed the breakthrough certification that authorized the use of experimental avionics in FAA-certified production aircraft, a first in aviation history. Horgan brings over 30 years' aircraft development and manufacturing experience in General Aviation, Commercial, and Military industries. Prior to service at the company, he was the General Manager at WACO Classic Aircraft Corporation in Battle Creek, Michigan and was the commercial aircraft manager of the Boeing 777 wheel and brake program for Goodrich Aerospace in Troy, Ohio. He was also a designer on the F/A-18 Super Hornet at McDonnell Douglas (now Boeing) in St. Louis, Missouri. Horgan holds degrees in aeronautical and astronautical engineering from the University of Illinois, and a certificate in Disruptive Strategy from Harvard Business School. He serves as a member of the Board of Directors of the General Aviation Manufacturers Association and on ASTM aircraft standards committees.

Bradley Damm, Vice President, Sales, and Director.

Brad Damm is Vice President at CubCrafters. He has overseen CubCrafters' sales, marketing, and brand management operations since 2018. Since first joining CubCrafters in 2013, Brad has served as Factory Direct Sales Manager, the Director of Sales Support, the Global Director of Sales, and the Vice President of Sales and Marketing. During his tenure, the company has seen new sales records year after year across all of CubCrafters new aircraft and kit product lines, and the CubCrafters brand has risen to new levels of awareness and respect with aviation consumers worldwide. Prior to joining the company, Brad served for over 10 years as the Business Development Manager for one of the largest commercial concrete contractors in the Pacific Northwest, driving the sales and revenue growth that allowed the company to expand from a few dozen to hundreds of employees.

Susan Richmond, Director

Susan Richmond serves on the Board of Directors for Cub Crafters, Inc. She has served in the position of Director from October 2021 to present. Susan Richmond, wife of company founder Jim Richmond, has been a successful entrepreneur and small business owner herself over the last 22 years. She has owned and operated Inklings Bookshop in the Yakima Valley since 2000. Her leadership experience includes serving on the American Booksellers Association Advisory Board and the Pacific Northwest Booksellers Association Board of Directors. She has also served on a local private school board and as President of a retail merchant association board. Susan Richmond attended Central Washington State University, Yakima Valley College, and Moody Bible Institute.

Richard Johnson, Director of Finance and Treasurer.

Rick Johnson is the Director of Finance at CubCrafters and has been with the company since 2017. He has 27 years of previous experience as controller and CFO for fruit packing and timber operations in the Pacific Northwest. He holds a Bachelor of Science in Business Administration from Central Washington University.

Justin Jansky, Administrative Manager and Secretary

Justin Jansky is the Administrative Manager at CubCrafters. He joined the company in 2015 and has a demonstrated history of successful collaboration on major FAA type certification projects in the general aviation industry, specifically under 14 CFR Parts 21 and 23. He is responsible for process management, document control, facilitating FAA certification processes, coordination with FAA delegates and documenting compliance testing. He holds a bachelor's degree in technology and applied design.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table displays, as of November 1, 2022, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Beneficial Owner	Title of Class	Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percentage of Class
Susan Richmond	Class B Common, Series A Preferred	Susan Richmond 1918 S. 16th Ave, Yakima, WA 98926	26,100,000 Class B Common Shares and 900,000 Series A Preferred Shares	0	90% of each class
Patrick Horgan	Class B Common, Series A Preferred	Patrick Horgan 1918 S. 16th Ave, Yakima, WA 98926	1,450,000 Class B Common Shares and 50,000 Series A Preferred Shares	0	5% of each class
Bradley Damm	Class B Common, Series A Preferred	Bradley Damm 1918 S. 16th Ave, Yakima, WA 98926	1,450,000 Class B Common Shares and 50,000 Series A Preferred Shares	0	5% of each class
All executive officers and directors	Class B Common, Series A Preferred	n/a	29,000,000 Class B Common Shares and 1,000,000 Series A Preferred Shares	0	100% of each class

The following table describes our capital structure as of November 1, 2022:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Class B Common Stock	33,000,000	29,000,000	0	4,000,000
Class A Common Stock	40,000,000	0	0	40,000,000
Series A Preferred Stock*	10,050,000	1,000,000	0	9,050,000

* The company is conducting offerings under other exemptions under the Securities Act in conjunction with this Offering. The company is seeking to raise an aggregate of $50,000,000 in the combined offerings.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering, together with the proceeds of the other offerings, in the following manner:

	25%	50%	75%	100%
Gross Proceeds	$ 12,500,000	$ 25,000,000	$ 37,500,000	$ 50,000,000
Estimated Offering Expenses	1,946,500	2,997,250	4,047,750	5,098,500
Proceeds to Selling Shareholders	$ 1,187,500	$ 2,375,000	$ 3,562,500	$ 4,750,000
Net Proceeds	9,366,000	19,627,750	29,889,750	40,151,500
Scaling of Operations to Demand	$ 1,966,860	$ 4,121,828	$ 6,276,848	$ 8,431,815
Research and Development	$ 2,622,480	$ 5,495,770	$ 8,369,130	$ 11,242,420
Manufacturing Modernization	$ 1,966,860	$ 4,121,828	$ 6,276,848	$ 8,431,815
Growth Expansion (1)	$ 1,873,200	$ 3,925,550	$ 5,977,950	$ 8,030,300
Working Capital	$ 936,600	$ 1,962,775	$ 2,988,975	$ 4,015,150
Total Use of Proceeds	12,500,000	25,000,000	37,500,000	50,000,000

(1) The company's directors have authorized the use of a portion of the proceeds to be used by the company to purchase certain (some or all) real property currently leased by the company and owned by Richmond Real Estate, a company owned and controlled by Susan Richmond, a director of the company and our largest shareholder, if enough funds are raised. The company's board has discretion to determine at what point the company has received sufficient proceeds to pursue and close on the purchase of this property or whether to pursue such purchase at all. Terms of such purchase, including purchase price, have not been agreed to.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Overview

Cub Crafters, Inc. was incorporated under the laws of the state of Washington on October 15, 1986. The company domesticated in Delaware by filing a Certificate of Conversion and Certificate of Incorporation with the state of Delaware on June 14, 2022. The company is a leading producer of adventure/utility aircraft and the only OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation market segment categories: FAA Certified, ASTM Light Sport, Builder Assist, and Experimental/Amateur-Built Kits. 2021 brought supply chain shortages and labor availability challenges as a result of a global pandemic. On November 21, 2021, the company founder, James Richmond, passed away.

This offering under Regulation Crowdfunding is part of a larger offering being made under other exemptions from registration under the Securities Act, for an aggregate total of $50,000,000.

Results of Operations

Six-month period ended June 30, 2022 compared to the six month period ended June 30, 2021

Revenues

Revenues from sales of production and builder assist aircraft, aircraft kits, aftermarket services, parts sales, and pre-owned aircraft sales generated $15,287,327 for the six-month period ended June 30, 2022 ("Interim 2022"), approximately a $1,500,000 decrease from the six-month period ending June 30, 2021 ("Interim 2021"). The decrease in revenue was primarily caused by disturbed production assembly operations, reducing aircraft completion rate, due to industry-wide materials and purchased goods supply chain disruptions. For example, despite accepted orders in-place, no supplier shipments of FAA specified composite resins were released from December 2021 through February 25, 2022. Further, significant supply shortages included aircraft engines, landing gear and brake products, elastomers, aluminum extrusions, Garmin avionics components, and various other specialty parts providers.

Cost of Sales

Cost of sales consists of raw materials, parts, freight, and accrued direct costs to produce, sell, and distribute aircraft products. The cost of sales decreased approximately $426,000 to $11,278,547 for Interim 2022 from $11,704,305 for Interim 2021. The decrease in cost of sales is an aggregate result of reduced throughput, as a result of supply disruptions, and increasing costs for purchased goods and direct labor.

Operating Expenses

The company recorded a relatively small increase of $46,033 in total operating expenses to $3,818,736 for Interim 2022 versus $3,772,703 for Interim 2021.

Net loss

As a result of the foregoing, the company's net income for Interim 2022 was $141,541 versus $1,361,372 for Interim 2021. Research and development of future innovations and new products continued in parallel to operations and were notably increased from $207,703 for Interim 2021 to $528,492 for Interim 2022; all R&D projects were entirely expensed.

Fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020

Revenues

We generate revenues from sales of our production and builder assist aircraft, aircraft kits, aftermarket services, parts sales, and pre-owned aircraft sales. Revenues increased by $382,387 from $32,391,304 for the year ended December 31, 2020 to $32,773,691 for the year ended December 31, 2021, or by 1.2%.

Cost of Sales

The cost of sales for 2020 was $20,816,344, resulting in gross profit of $11,574,960 compared to cost of sales for 2021 of $23,317,604 and gross profits of $9,456,087. The increase in cost of revenues and a corresponding reduction on our gross profits was primarily a direct result of pandemic related operational cost increases, inflationary price increases, and supply chain shortages.

Operating Expenses

The company spends significant amounts on salaries and general administrative expenses to further its product design and offerings. The company recorded total operating expenses of $7,268,535 for 2020 and $8,189,391 for 2021. The increase in our total operating expenses resulted largely from a year-over-year increase in the number of employees, increased labor and related costs of benefits, and continuation of organically funded in-house R&D projects.

Net loss

As a result of the foregoing, the company's net income was $5,948,729 for 2020 and $1,050,536 for 2021. Note that all company R&D activities, including expenses for FAA certification of the new nose gear variant of the XCub FAA Type Certificate IP, were entirely expensed. Earnings, before interest, taxes, depreciation and amortization expenses (EBITDA) in 2021 was $1,527,739.

Liquidity and Capital Resources

As of the date of this Offering Statement, we have primarily been funded from revenue generated by the sales of our aircraft. As of December 31, 2021, the company had approximately $9,907,586 in cash and cash equivalents on hand. As of June 30, 2022, the company had approximately $5,425,197 in cash and cash equivalents. We believe that the proceeds from this offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through 2024. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Inventory

As of December 31, 2021, the company held $10,215,169 in net inventory. During the six-month period ending June 30, 2022 the company substantially increased net inventory by an additional $5,500,392 to $15,716,561, a 53.8% increase. Hence, a portion of cash reserves were deliberately converted to inventory, as inflationary protection for anticipated purchase goods and material costs escalation during 2022 and 2023.

Liabilities

The company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $1,500,000. Interest accrues at WSJP, plus 1.00%. The maturity date is March 18, 2023 and the line is secured by company owned aircraft inventory. The outstanding balance as of December 31, 2021 was $145,000 and at June 30, 2022 was $420,000. The interest expense incurred by the company for the year ended December 31, 2021 was approximately $5,000 and for Interim 2022 was approximately $5,500. Additionally, the company has a promissory note payable with Wells Fargo Bank for a $1.5 million loan in 2005. The loan matures on January 5, 2026. Interest accrued at 6.62% and monthly repayments of interest and principal are made. The interest expense incurred by the company for the years ended December 31, 2021 was approximately $33,000 and for Interim 2022 was approximately $40,000. The balance outstanding on the loan was $519,025 at December 31, 2021 and at June 30, 2022 was $478,975. Finally, the company entered into a promissory note with Susan Richmond for $809,124. The loan matures in December 2023 and accrues interest at 4.25%. If the company successfully completes an offering and raises sufficient funds, the note is repayable in full at the board's discretion. If sufficient proceeds are not raised, the loan is repayable from January 1, 2023 in monthly installments over nine years. What constitutes sufficient proceeds has not been defined by the company or the note holder.

Real Property Leases

The company rents hangar and office space from the principal stockholder of Cub Crafters, Inc. Terms of the agreement call for monthly payments of $6,000 for the office space and $6,987.63 for the hangar. The Agreement matures January 2029. The Company expects to pay $156,000 per year over the course of the Agreement.

The company entered into a third party building lease which ends in March 2027. Total rent expense for the year ended for this lease was approximately $209,000 for the year ended December 31, 2021 and for Interim 2022 was $107,316.

Future minimum rental payments under all non-cancelable operating leases are as follows:

Year ended December 31:	
2022	$ 185,000
2023	377,389
2024	384,936
2025	392,635
2026	400,588
Thereafter	4,839,022
	$ 6,579,570

Equipment Leases

During the year ending December 31, 2021, the company had leased equipment under non-cancelable master lease agreements. Per the lease agreements, the company will own the equipment at the end of the lease.

The future minimum payments on the capital lease obligations are as follows:

	Amount as of December 31, 2021	Amount as of June 30, 2022
2022	$ 249,920	$ 124,960
2023	218,964	218,964
2024	137,561	137,561
2025	128,030	128,030
2026	107,600	107,600
	142,104	142,104
Total capital lease	984,179	859,219
Less: Interest expense	(96,416)	(101,907)

Total capital lease obligation		887,763	757,312
Less: current portion		(215,177)	(215,177)
Capital lease – long term		$ 672,586	$ 542,135

The interest expense incurred by the company for the years ended December 31, 2021 was approximately $90,000 and for Interim 2022 was $101,907.

Grant Income

The company received approximately $261,000 of grant income from the Department of Transportation's Aviation Manufacturing Jobs Protection Program ("AMJP"). Under this program they provide funding to eligible businesses, to pay up to half of their compensation costs for certain categories of employees, for up to six months. The Company applied and was awarded $521,998 of which 50% ($260,999) was received in September 2021.

Trend Information

·   Direct labor was reduced from 185 to 158 total employees in first quarter of 2020 due to pandemic related critical supply chain limitations, which necessitated a 13% reduction in production throughput based on available parts and materials. By December 31, 2020, as new supply lines were swiftly opened and sustained, the total labor was recovered to 178 employees, a 12% increase in three quarters.

·   Post-pandemic related supply chain issues worsened in 2021, with a few major suppliers proving unable to support production needs, despite their commitments. This caused "make off-line" and "make out-of-order" conditions, harming the LEAN manufacturing systems by necessitating custom build plans. Also, this necessitated additional pivots in "make or buy" decisions, location and development of new suppler relations, and buy-ahead for raw materials. In the case of backlogged engines, for waiting kit customers primarily, the company approached a competitive engine supplier for an alternative design. This product development effort was front-loaded as an engineering development priority; the new engine was announced in Aug-2022 and is expected to be available to ship to customers by fourth quarter 2022.

·   New sales demand through 2021, and 2022 YTD, outpaced production capacity with production backlog steadily increasing to over 24 months. Supply/demand analytics suggested a need to raise production output 30%, as labor and sustainable supply could be achieved. To address rising demand and production output needs, direct labor personnel has been steadily increased to 207 total as of August, 2022, a 16% increase in 8 months. Hiring and activation is restricted by availability of talent and subsequent introductory training period implementation.

·   Production assembly rate was step-increased in the first quarter of 2022, and again in the second quarter. Aircraft shipments/deliveries improved from 10 in first quarter 2022 to 22 in the second quarter, an 83% increase. Maintaining the increased throughput is the target trend, while managing the continuing climate of sudden supply chain challenges and labor availability growth.

·   During the six-month period ending June 30, 2022, leadership made deliberate moves to: (a) convert a portion of cash reserves to inventory, as inflationary protection for anticipated purchase goods and material costs escalation during 2022 and beyond, (b) to increase the direct labor pool to facilitate said inventory increase, (c) increase direct labor pool to train and level-load for production assembly and completion recovery from prior supply chain disruption impacts, and (d) to load on-hand inventory and direct labor to enable a planned July 15, 2022 aircraft assembly line throughput increase.

RELATED PARTY TRANSACTIONS

The company leases office and manufacturing space from Richmond Real Estate located at 1918 and 1920 South 16th Avenue, Yakima, WA 98903. The company leases approximately 29,000 square feet and 12,270 square feet, respectively. The airport land these buildings occupy are leased to the company by Richmond Real Estate. Richmond Real Estate holds the land leases with the Yakima Air Terminal – McAllister Field. Richmond Real Estate is owned by Susan Richmond, the majority shareholder and a director of the company.

The company leases a manufacturing and aircraft completion center space from Richmond Real Estate, located at 2035 Airport Lane, Yakima, WA 98903. The Completion Center is 11,265 square feet. Richmond Real Estate is a real estate purchasing and holding company owned by Susan Richmond, our majority shareholder and a director of the company.

The company has a Promissory Note with Susan Richmond for $809,124.00. The promissory note matures on December 31, 2031. Interest accrues under the loan at 4.25% per annum and terms are 10 years with 1 year interest only and no prepayment penalty. If the company successfully completes an offering and raises sufficient funds the note is repayable in full, at the board's discretion. If sufficient proceeds are not raised the loan is repayable from January 1, 2023 in monthly installments over nine years. What constitutes sufficient proceeds has not been defined by the company or the note holder.

The company transfers funds to Cub Crafters DISC, Inc., a company owned and controlled by Susan Richmond, our principal shareholder and a director, which acts as an interest charge domestic international sales corporation ("IC-DISC") structure for receiving commissions on the company's export sales based on the greater of 50% of net income on sales of qualified export property or 4% of gross receipts from sales of qualified export property. No commissions were paid to this entity in 2021 but commissions were paid in 2020 and 2019.

The company's directors have authorized the use of a portion of the proceeds to be used by the company to purchase certain (some or all) real property currently leased by the company and owned by Richmond Real Estate, a company owned and controlled by Susan Richmond, a director of the company and our largest shareholder, if enough funds are raised. The company's board has discretion to determine at what point the company has received sufficient proceeds to pursue and close on the purchase of this property or whether to pursue such purchase at all. Terms of such purchase, including purchase price, have not been agreed to.

RECENT OFFERINGS OF SECURITIES

The company is conducting Regulation A and Regulation D offerings in conjunction with this offering. The company is seeking to raise an aggregate of $50,000,000 in the offerings.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The company is offering a maximum of 10,000,000 Shares of its Series A Preferred Stock at a price of $5.00 per Share in this and the concurrent offerings. Except as otherwise required by law, the company's Bylaws, its Certificate of Incorporation, or its Company Resolutions, each share of Series A Preferred Stock shall have 1 vote per share. The Shares of Series A Preferred Stock, when issued, will be fully paid and non-assessable.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the offering statement of which this Offering Statement is a part. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of 40,000,000 shares of Class A Common Stock, $0.0001 par value per share, 33,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 10,050,000 shares of Series A Preferred Stock, $0.0001 par value per share. As of the date of this offering, the company has 29,000,000 shares of Class B Common Stock and 1,000,000 shares of Series A Preferred Stock issued and outstanding

Series A Preferred Stock

Voting Rights

Holders of the Series A Preferred Stock are entitled to one vote on all matters brought before the shareholders, including the election of directors.

Dividend Rights

The holders of the Series A Preferred Stock shall be entitled to receive, on a pari passu basis with the holders of our Common Stock, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock and Preferred Stock as if they were a single class.

Conversion Rights

Each share of Series A Preferred Stock shall be convertible into shares of the company's Class A Common Stock (i) at any time after the date of issuance at the option of the holder of such share, or (ii) shall automatically convert into shares of Class A Common Stock immediately upon the earlier of (a) the closing of the company's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, resulting in gross proceeds of at least $150,000,000 and the shares of Common Stock are listed on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market, or (b) the date or the occurrence of an event, specified by the holders of a majority of the then outstanding shares of Series A Preferred Stock. The rate of conversion as of the date of this offering is 1:1, subject to adjustments upon the issuance of additional shares of Common Stock as more fully described in our Amended and Restated Certificate of Incorporation, which appears as Exhibit 2.2 to the offering statement of which this Offering Statement forms a part.

Common Stock

Class A Common Stock and Class B Common Stock (together, "Common Stock") have the same rights, except with respect to voting and the potential conversion of Class B Common Stock into shares of Class A Common Stock as described below.

Voting Rights

Each share of Class B Common Stock has eight votes on all matters brought before the shareholders. Each share of Class A Common Stock has one vote on all matters brought before the shareholders.

Election of Directors

The holders of the Common Stock, together with the holders of the Series A Preferred Stock, are entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock

Conversion of Class B Common Stock upon Transfer

The Class B Common Stock will automatically convert into one share of Class A Common Stock: (a) on the affirmative election of a holder of Class B Common Stock; or (b) on the occurrence of a transfer of such share of Class B Common Stock, other than a Permitted Transfer. A Permitted Transfer means a transfer of Class B Common Stock (A) by a holder of Class B Common Stock to (i) the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such stockholder, or (ii) any entity defined as a Permitted Entity in the Amended and Restated Certificate of Incorporation, or (B) by a Permitted Entity of a holder of Class B Common Stock to (i) such holder of Class B Common Stock or one or more family members of such holder of Class B Common Stock, or (ii) any other Permitted Entity of such holder of Class B Common Stock; or (C) that is approved by the Board.

Transfer Restrictions

There are no transfer restrictions on shares of Class B Common Stock, except that upon transfer such shares will be converted into shares of Class A Common Stock unless the transfer is a Permitted Transfer as described in the preceding paragraph.

Uncertificated Securities

All of the Common and Preferred Stock are, or would be upon issuance, uncertificated. The company will maintain at its principal headquarter offices a list of each shareholder of the company, including number of Common and Preferred Stock held by such shareholder and other relevant contact information of each shareholder.

No Trading Market

Our Common Stock is not traded on a national exchange. There is no market for our Common Stock.

What it Means to be a Minority Holder

As an investor in Series A Preferred Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Colonial Stock Transfer, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on our own internal calculations using our financial data and projections.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or directors are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at https://cubcrafters.com/investors/annualreport.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

The company is attempting to raise a minimum amount of $10,000.00 in this offering. The company must receive commitments from investors in an amount totaling the Target Amount by December __, 2023 in order to receive any funds.

If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The company has the right to extend the Offering Deadline at its discretion. The company will accept investments in excess of the Target Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the company's discretion.

The price of the Securities does not necessarily bear any relationship to the company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with North Capital Financial Services until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the intermediary. The company will notify investors when the Target Amount has been reached. If the company reaches the Target Amount prior to the Offering Deadline, it may close the offering at least five (5) days after reaching the Target Amount and providing notice to the investors. If any material change (other than reaching the Target Amount) occurs related to the offering prior to the Offering Deadline, the company will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the company upon closing of the offering and the investor will receive the Securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to the company upon a subsequent closing and the investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the company may conduct the first of multiple closings of the offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the company does conduct the first of multiple closes, the company agrees to withdraw $10,000 or more from escrow and will only conduct the Intermediate close if more than thirty (30) days remain before the Offering Deadline.

The company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this offering, regardless of any subsequent closes. Subscription Agreements are not binding on the company until accepted by the company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription.

If the company rejects all or a portion of any subscription, the applicable prospective investor's Funds will be returned without interest or deduction.

The company determined the price using comparable company valuations. The minimum amount that an investor may invest in the offering is 400.00.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://marketplace.title3funds.com/offers/PreviewOffers/cub-crafters.



Consolidated Financial Statements of

Cub Crafters, Inc. and Affiliates

For the years ended December 31, 2020 and 2019

Table of Contents





IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

October 20, 2021

To: Board of Directors, CUB CRAFTERS, INC. and subsidiaries

Re: 2020-2019 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of CUB CRAFTERS, INC. (a corporation organized in Washington) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

October 20, 2021

Cub Crafters, Inc. and Affiliates
Consolidated Balance Sheets

As of December 31, 2020 and 2019
See independent auditor's report
Expressed in US dollars

	Note	2020	2019
ASSETS			
Current assets:			
Cash and Cash Equivalents		$ 8,882,812	$ 2,705,304
Accounts Receivables	*	2,690,946	958,543
Prepaid Expenses and Other Receivables		74,480	324,653
Inventory	*	8,347,072	8,960,721
Intercompany		165,332	165,088
Total Current Assets		20,160,642	13,114,309
Non-Current Assets:			
Property, Plant and Equipment	*	2,101,079	1,677,345
TOTAL ASSETS		**$ 22,261,721**	**$ 14,791,654**
LIABILITIES AND EQUITY			
Current Liabilities:			
Accrued Payable and Accrued Liabilities	*	$ 10,573,620	$ 9,549,124
Notes Payable Current Portion	*	346,474	150,199
Total Current Liabilities		10,920,094	9,699,323
Non-Current Liabilities:			
Notes Payable Non-Current Portion	*	1,183,574	883,008
Total Non-Current Liabilities		1,183,574	883,008
Total Liabilities		$ 12,103,668	$ 10,582,331
SHAREHOLDERS' EQUITY:			
Share Capital	*	5,000	5,000
Paid-In Capital		740,614	740,614
Retained Earnings		3,463,710	1,042,196
Year to Date Earnings		5,948,729	2,421,513
Total Shareholders' Equity		10,158,053	4,209,323
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**$ 22,261,721**	**$ 14,791,654**

The accompanying notes are an integral part of these consolidated financial statements.

Cub Crafters, Inc. and Affiliates
Consolidated Statements of Income

As of December 31, 2020 and 2019
See independent auditor's report
Expressed in US dollars

		2020		2019
Revenue:				
Net Sales	$	32,391,304	$	32,314,458
Cost of Goods		20,816,344		22,042,178
Gross Profit		11,574,960		10,272,280
Expenses:				
Research and Development		599,406		762,265
Salaries and General Administrative		6,506,693		6,543,877
Sales and Marketing		47,032		213,933
Warranty and Loss		115,404		85,071
Total Expenses		7,268,535		7,605,146
Net Operating Income		4,306,425		2,667,134
Other Income (Expenses)				
PPP Forgiveness		1,807,300		0
All Other		(164,996)		(245,620)
Total Net Income	$	**5,948,729**	$	**2,421,514**

The accompanying notes are an integral part of these consolidated financial statements.

Cub Crafters, Inc. and Affiliates
Consolidated Statements of Changes in Stockholder Equity
For the years ended December 2020 and 2019
See independent auditor's report
Expressed in US dollars

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Equity
BALANCE AS OF JANUARY 1, 2019	5,000	735,314	1,042,196	$ 1,782,510
Net Income	-	-	2,421,514	2,421,514
Contributions	-	330,000	-	330,000
Distributions	-	324,700	-	324,700
BALANCE AS OF DECEMBER 31, 2019	5,000	740,614	3,463,710	$ 4,209,324
Net Income	-	-	5,948,729	5,948,729
BALANCE AS OF DECEMBER 31, 2020	5,000	740,614	9,412,439	$ 10,158,053

Cub Crafters, Inc. and Affiliates
Consolidated Statements of Cash Flow
For the Years ending December 31, 2020 and 2019
See independent auditor's report
Expressed in US Dollars

		2020		2019
Net Income	$	5,948,729	$	2,421,514
Adjustments to reconcile net income to net cash provided				
by operating activities:				
Depreciation		264,776		367,529
(Increase)/Decrease in Assets:				
Accounts Receivable		(1,732,402)		395,850
Inventory		613,649		1,080,449
Prepaid Expenses		250,319		(286,475)
Advances		-		(382)
Other		(390)		221,129
Increase/(Decrease) in Liabilities:				
Account Payable & Accrued Liabilities		1,116,358		211,300
Customer Deposits		(321,341)		(3,150,638)
Accrued Expenses		425,754		98,986
Net Cash Provided by Operating Activities		6,565,452		1,359,262
Cash Flows from Investing Activities:				
Purchase of Equipment and Leasehold Improvements		(677,510)		(111,164)
Patent/Intellectual Properties		(11,000)		-
Cash Flows from Financing Activities:				
Increase/(Decrease in Long-Term Debt		300,566		(423,724)
Cash Distribution		-		(324,700)
Net Increase in Cash and Equivalents		6,177,508		499,674
Cash Beginning of the Period		2,705,304		2,205,630
Cash End of the Period	$	8,882,812	$	2,705,304

Cub Crafters, Inc. and Affiliates
Notes to the Consolidated Financial Statements
For the years ending December 31, 2020 and 2019
Expressed in US dollars

Note 1 – Description of Operations

The consolidated financial statements include the accounts of Cub Crafters, Inc.; Cub Crafters Group, LLC; Cub Crafters Services, LLC; Cub Crafters Resale, LLC; Cub Crafters Avionics, LLC; and Cub Crafters DISC, Inc. (together the Company). Cub Crafters, Inc., is a manufacturer of certified and light-sport aircraft, aircraft kits, and parts. The Company is the sole member of Cub Crafter Services, LLC, which repairs and rebuilds aircraft and related parts.

During the year ending December 31,2020, all activities related to Cub Crafters Services, LLC, were recorded on Cub Crafters, Inc. Cub Crafters Resale, LLC, purchases and sells used aircraft. Cub Crafters Avionics, LLC, providestesting and certification on aircraft instruments. Cub Crafters DISC, Inc., receives commissions on behalf of Cub Crafters, Inc., for international sales. The principal place of business for the Company is located in Yakima, Washington. All significant intercompany transactions have been eliminated.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The Company uses the accrual method of accounting for financial statement purposes. Accordingly, revenues and expenses are recognized as income and expenses when incurred.

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting policies ("US GAAP") and have been prepared on a historical cost basis except for certain assets and financial liabilities which are measured at fair value. The Company's reporting currency and the functional currency of all its operations is the U.S. dollar, as it is the primary currency of the primary economic environment in which the Company operates.

Revenue Recognition – The Company recognizes revenue on an accrual basis. In 2019, the Company initiated recognizing revenue on an accrual basis and a percentage of completion basis.

Cash and Cash Equivalents –The Company maintains substantially all its cash and cash equivalents at one financial institution. The account balances generally exceed amounts insured by the Federal Deposit Insurance Corporation. Management does not anticipate any material effects on the consolidated position of the Company as of result of this concentration.

Accounts Receivable – While the majority of revenue is generated on a prepay basis, the Company provides limited credit in the normal course of business to select customers who are primarily located in the United States.

Management's evaluation resulted in no allowance for doubtful accounts as of the consolidated balance sheetdate.

Inventory – The Company's inventory is valued at average cost. Work in progress costs are stated as costs incurred to date. Finished goods include all direct and indirect costs.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed under thestraight-line method over the estimated useful lives of the assets as follows:

Leasehold improvements	life of the lease
Aircraft and equipment	3 – 29 years

Depreciation expense for the years ended December 31, 2020 and 2019 was $264,776 and $367,529, respectively.

Major additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred.

Cub Crafters, Inc. and Affiliates
Notes to the Consolidated Financial Statements
For the years ending December 31, 2020 and 2019
Expressed in US dollars

Other property and equipment – Other property, plant, and equipment, consisting of research and development equipment and manufacturing equipment is measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures directly attributable to the acquisition of the asset.

Income Statement, Balance Sheet, and Statement of Cash Flows – The Company initiated a change in Revenue Recognition in 2019 to reflect percentage of completion. This resulted in a one-time significant change in Revenue, COGS, Net Income, Inventory, and Customer Deposits, reflected on the Income Statement, Balance Sheet, and Statement of Cash Flows.

Sales Taxes – The Company operates in jurisdictions that charge sales tax on transactions to nonexempt customers. The Company's accounting policy is to exclude the sales tax collected and remitted from revenues and cost of goods sold. Sales taxes collected from customers represent a current liability until remitted to the appropriate government agency.

Income Taxes – Pursuant to an election to be taxed as an S corporation and limited liability companies, the tax consequences of the company's operations are included in the tax return of the stockholder / member. Therefore,no amounts have been recorded in these consolidated statements for federal income taxes.

Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that required adjustment to the consolidated statements for federal income taxes. The Company's income tax returns are subject to review and examination by federal authorities.

Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification – Certain amounts reported in the December 31, 2019 Financial statements have been reclassified,as necessary, to conform to the December 31, 2020 financial statement presentations.

Note 3 – Inventory

Inventory consisted of the following at December 31:

	2020	2019
Used and Demo Aircraft	$ 2,253,719	$ 2,701,701
Work in Progress	1,269,001	1,770,972
Parts and Supplies	4,824,352	4,488,048
Total	**$ 8,347,072**	**$ 8,960,721**

Note 4 – Accounts Payable and Accrued Liabilities

Accounts payable as at December 31, 2020 and 2019 consist primarily of amounts outstanding for operating expenses that are non-interest bearing and are normally due on 30-to-60-day terms.

Accrued expenses as at December 31, 2020 and 2019 consist primarily of other operation expenses.

Cub Crafters, Inc. and Affiliates
Notes to the Consolidated Financial Statements
For the years ending December 31, 2020 and 2019
Expressed in US dollars

Note 5 – Customer Advances

Advances are comprised of cash received from customers throughout the sale and manufacturing process as outlined in the sales agreement. Under the terms of the sales agreements, the customer advances are nonrefundable. The Company recognizes revenue associated with these advances at the time of aircraft sale or forfeiture of the advance through customer notification. Customer advances at December 31, 2020 and 2019 were $6,862,303 and $7,183,644, respectively.

Note 6 – Operating Expenses

Operating Expenses consist of the following:

	2020	2019
Research and Development	$ 599,406	$ 762,265
Salaries and General Administrative	6,506,693	6,543,877
Sales and Marketing	47,032	213,933
Warranty and Loss	115,404	85,071
	$ 7,268,535	$ 7,605,146

Note 7 – Line of Credit

The Company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $1,500,000. Interest accrues at WSJP, plus 1.00%. The credit line is due March 18,2021 and is secured by aircraft inventory. Amounts owed at December 31,2020 and 2019 were $145,000 and $145,000, respectively.

Note 8 – Long Term Debt

Long-term debt consisted of the following as of December 31:

Creditor/Lender Name	Maturity Date	Interest Rate	Term	Principle Balance 31-Dec-20
People's Capital Leasing Corp	4/19/2024	Built In	5 yr	64,966
People's Capital Leasing Corp	10/31/2023	Built In	5 yr	112,889
People's Capital Leasing Corp	11/27/2022	Built In	3 yr	18,231
Leaf Capital Leasing Corp	11/17/2025	Built In	5yr	87,389
US Bank Equipment	6/18/2023	7.870%	5 yr	40,047
US Bank Equipment	11/30/2027	4.180%	7 yr	588,645
Wells Business Bkg Support Group	1/5/2026	6.620%	20 yr	615,254
Ford Credit	3/10/2021	5.89%	5 yr	2,630
AFC LOC	3/18/2021	WSJP + 1%	1 yr	145,000
				$ 1,675,048

Cub Crafters, Inc. and Affiliates
Notes to the Consolidated Financial Statements
For the years ending December 31, 2020 and 2019
Expressed in US dollars

Note 9 – Commitments and Contingencies

From time to time, the Company is exposed to the possibility of liabilities arising from taxes, guarantees, lawsuits, environmental issues, and various other matters occurring in the ordinary course of business. On the basis of information furnished from legal counsel and others, management believes liabilities from existing or potential contingencies, if any, will not be significant.

The Company leases certain property under a 40-year lease signed in 1995, which requires a monthly payment of $1,726. The payment is subject to adjustments based on inflation over the lease term. In addition, the Company leases additional property under a 10-year lease. The lease requires monthly payments of $17,192 and is subject to a twelve-month contract adjustment. The Company rents hanger and office space from the stockholder of Cub Crafters, Inc. Terms of the agreement call for monthly payments of $6,000 and matures in 2029. The Company leases hanger space under a 3-year lease with monthly payments of $6,987.63 and matures in 2022.

Future minimum payments of leased property as of December 31, 2020 are as follows for the next five year:

2021	406,150.32
2022	410,358.84
2023	414,651.48
2024	419,030.04
2025	423,496.08

Note 10 – Product Warranty

The Company does not maintain a separate Product Warranty reserve. Historical Product Warranty expenses have been deemed immaterial by management and are expensed as recognized.

Note 11 – Profit-Sharing Plan

The Company sponsors a discretionary profit-sharing plan that includes substantially all of their employees. The plan is funded through annual contributions determined by the Company's Board of Directors. There were no contributions for the years ended December 31, 2020 and 2019.

Note 12 – Employee 401 (k) Plan

The Company sponsors a 401(k)-retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of employee contributions up to 4% of the employee's compensation. The Company's matching contribution was $243,837 and $270,518 for the years ended December 31, 2020 and 2019, respectively.

Note 13 – Related-Party Transactions

The Company rents hanger and office space from the stockholder of Cub Crafters, Inc. Terms of the agreement call for monthly payments of $6,000. The Agreement matures January 2029. The Company expects to pay $72,000 per year over the course of the Agreement. The Company transfers funds to Cub Crafters DISC, Inc., an interest charge domestic international sales corporation ("IC-DISC") structure for receiving commissions on behalf of Cub Crafters, Inc. for international sales. The Company's funding was $103,952 and $271,450, respectively.

Cub Crafters, Inc. and Affiliates
Notes to the Consolidated Financial Statements
For the years ending December 31, 2020 and 2019
Expressed in US dollars

Note 14 – Risk and Uncertainties

Due to the state of the market for insurance in recent years, the Company, and many small aircraft manufacturers, have been unable to obtain insurance for product liability at rates and on terms that they consider reasonable. Consequently, the Company is, to a significant degree, without insurance for risks associated with product liability.

Note 15– Concentrations

During the year ended December 31, 2020, the Company had sales to two customers which exceeded 10% of total sales for the year. Total sales from these customers represented approximately 12.5% and 10.6% of total sales during the year ended December 31, 2020.

Note 16 – Management of Capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital. The Company considers its capital for this purpose to be its shareholders equity and debt.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets.

In order to facilitate the management of its capital requirements, the Company monitors is cash flows and credit policies. There are no external restrictions on the Company's capital.

Note 17 – Management of Financial Risks

The risks to which the Company's financial instruments are exposed are:

Credit Risk
Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash held at financial institutions and trade receivables from customers.

The Company has cash balances primarily at one financial institution. The Company has not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits. The Company considers credit risk from cash to be minimal.

Accounts receivable, collections, and payments from customers are monitored and the Company conducts most of its business on a prepaid basis.

On December 31, 2020 and 2019, the Company had $2,690,946 and $958,543 respectively in trade and other receivables. The Company considers the maximum exposure to credit risk to be its trade and other receivables. The Company expects to collect these amounts in full and has not provided an expected credit loss allowance against these amounts.

Liquidity Risk
Liquidity Risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

Cub Crafters, Inc. and Affiliates
Notes to the Consolidated Financial Statements
For the years ending December 31, 2020 and 2019
Expressed in US dollars

Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of the Company's financial instruments. The Company is exposed to interest rate risk as a result of holding fixed rate obligations of varying maturities as well as through certain floating rate instruments. The Company considers its exposure to interest rate risk to be minimal.

Note 18 – Paycheck Protection Program (PPP)

In response to the 2020 COVID-19 Pandemic, the Company applied for, and was awarded, loan funding under the Paycheck Protection Program (PPP). Loan funds were approved for forgiveness at 100% and converted to grant status. Award funding was $1,807,300.

Note 19 – Subsequent Events

Subsequent events are events or transactions that occur after the consolidated balance sheet date but before consolidated financial are issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the consolidated balance sheet, including the estimates inherent in the process of preparing the consolidated financialstatements. The Company's consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the consolidated balance sheet but arose after the consolidated balance sheet date and before consolidated financial statements are available to be issued.

The Company has evaluated subsequent events through October 20, 2021, which is the date the consolidated financial statements are available to be issued.

McNamara and Associates, PLLC
Certified Public Accountants & Associates

Consolidated and Combined Financial Statements and Independent Auditor's Report

Cub Crafters, Inc.

December 31, 2021

Cub Crafters, Inc.

Table of Contents

McNamara and Associates, PLLC
Certified Public Accountants & Associates

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of Cub Crafters, Inc.

Opinion

We have audited the accompanying consolidated and combined financial statements of Cub Crafters, Inc. (the "Company"), which comprise the consolidated and combined balance sheet as of December 31, 2021, and the related consolidated and combined statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated and combined financial statements.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Cub Crafters, Inc. as of December 31, 2021, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated and combined financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

McNamara and Associates, PLLC
Certified Public Accountants & Associates

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

McNamara and Associates, PLLC

Spokane, Washington
August 31, 2022

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
December 31, 2021

Note A – Organization and Description of Business

The consolidated and combined financial statements include the accounts of Cub Crafters, Inc.; Cub Crafters Group, LLC; Cub Crafters Services, LLC; Cub Crafters Resale, LLC and Cub Crafters Avionics, LLC. (together the Company).

- Cub Crafters Group, is a wholly owned subsidiary manufacturer of certified and light-sport aircraft, aircraft kits, and parts.
- Cub Crafter Services, LLC, a wholly owned subsidiary, which repairs and rebuilds aircraft and related parts.
- Cub Crafters Avionics, LLC, a wholly owned subsidiary, provides testing and certification on aircraft instruments.
- Cub Crafters Resale, LLC, purchases and sells used aircraft. This entity is combined due to common ownership and the ability of management to exercise control over this entity. In December 2021, this entity became a wholly owned subsidiary of Cub Crafters, Inc.

During the year ending December 31, 2021, all activities related to Cub Crafters Services, LLC, were recorded on Cub Crafters, Inc. Cub Crafters DISC, Inc., an affiliated entity receives commissions on behalf of Cub Crafters, Inc., for international sales. The principal place of business for the Company is located in Yakima, Washington. All significant intercompany transactions have been eliminated.

Note B – Significant Accounting Policies

Basis of Presentation

The accompanying consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The accompanying consolidated and combined financial statements and related notes include the Company and its wholly owned subsidiaries as discussed in Note A. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards Not Yet Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases (Topic 842)*, intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the balance sheet—the new ASU will require both types of leases to be recognized on the balance sheet. The ASU on leases will take effect for all non-public companies for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact this standard will have on the consolidated and combined financial statements.

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
December 31, 2021

Note B – Significant Accounting Policies

Recently Issued Accounting Standards Not Yet Adopted (continued)

On December 18, 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2019-12, *Income Taxes (Topic 740)*, on Simplifying the Accounting for Income Taxes. The decisions reflected in the ASU update specific areas of ASC 740, Income Taxes, to reduce complexity while maintaining or improving the usefulness of the information provided to users of financial statements. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company does not believe that adoption will have a material impact on the consolidated and combined financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains substantially all its cash and cash equivalents at one financial institution. At times, cash may be in excess of FDIC insurance limits, typically $250,000. As of December 31, 2021 cash balances exceeded FDIC insurance limits by approximately $9,656,000. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

Accounts Receivable

The majority of the Company's revenue is generated on a prepayment basis, the Company provides limited credit in the normal course of business to selected customers who are primarily located in the United States. Credit is extended based on an evaluation of the customer's financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Generally, billed receivables are due within 30 days.

Billings that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time billings are past due, previous loss history, the customer's ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible. As of December 31, 2021, there was an allowance for doubtful accounts of approximately $77,000.

Inventories

Inventories are stated at the lower of cost or net realizable value. Work in progress costs are stated at costs incurred to date. Finished goods inventories include material, labor and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory.

Property and Equipment, Net

Property, equipment and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation and impairment charges, if any. Depreciation is provided for on a straight-line basis over the estimated useful lives of the property and equipment or the lease term, whichever is shorter. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Note B – Significant Accounting Policies (continued)

Revenue Recognition

All revenues are recorded in accordance with ASC Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes revenue from the following:

Kit aircraft sales in which a customer can build an aircraft in his own facility in which various component kits relative to a certain portion of the plane, such as fuselage kit, wing kit, engine kit, etc. are available. All kit orders are prepaid, which are recorded as customer deposits. Once a kit order is fulfilled the Company bills the customer against their deposit, ships the kit and recognizes the revenue accordingly. In some instances customers will request assistance in building these kit planes for which there is a recognition of revenue at time of shipment.

Builder Assist – these are orders of customized planes which are built entirely in the Company's facility in which the customer is required to complete a minimum of 51% of a prescribed list of assembly tasks themselves. The customer is required to make a deposit of at the time of the placing the order which will hold a given position on the production calendar (often up to 24 months out). Prior to commencement of the build the customer is required to deposit the final cost of the plane, less the initial deposit and $20,000.00 final payment that is considered a progress payment. Once the plane has been granted a certificate of air worthiness the Company bills the customer against their deposit for the cost of the plane at which time revenue is recognized in full. Additionally, the Company accrues revenues over time as performance steps are satisfied. The Company measures its' progress to completion for at each month end based on the stage of completion for each order. The Company's timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company's accounts receivable represent amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the balance sheet date. Contract liabilities represent billings as of the balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company's revenue recognition policy.

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
December 31, 2021

Note B – Significant Accounting Policies (continued)

Certified Aircraft – these are aircraft built entirely at the Company's facility and built entirely by Company employees. The customer is required to make a deposit at the time of the placing the order which will hold a given position on the production calendar (often up to 24 months out). The customer is required to make a progress payment of at the midpoint of the manufacturing process. These planes upon completion must pass certification for the FAA Type Certificate for the given model of plane. The Company recognizes revenues over the production period as performance steps are satisfied. The Company measures its progress to completion at each month end based on the stage of completion for each order. The Company's timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company's accounts receivable represent amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the balance sheet date. Contract liabilities represent billings as of the balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company's revenue recognition policy.

Parts – are generally sold prepaid with the exception of dealer sales. Revenue is recognized at point of sale.

Services and Repairs – Revenue is recognized at completion. Deposits are generally required on larger jobs.

Revenue for the year ended December 31, 2021 was broken down as follows:

Aircraft	$	23,309,108
Pre-packaged kits sales		6,698,591
Sale of parts/ service revenue		2,765,992
	$	32,773,691

Concentration of Credit Risk

The Company's five largest dealers accounted for 28% of revenues during the year ended December 31, 2021. Of that amount 22% represented Builder Assist, meaning the dealers had deposits on production positions, which they in turn sold to the end customers for their own build, in essence acting as a middle man. As all aircraft are sold on a prepaid basis there is limited credit risk.

Kit sales are sold on a prepaid basis, as are parts with the exception of dealers. Dealers accounted for 42% of total receivables of 12/31/21 with the bulk of the receivables on delayed aircraft payment pending delivery status.

Income Taxes

The Company is a C-Corp effective January 1, 2021 and accounts for income taxes, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled. In evaluating the Company's ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary to reduce the deferred tax assets to their expected net realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit for tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management's belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of

Cub Crafters, Inc.

Note B – Significant Accounting Policies (continued)

Income Taxes (continued)

limitation for certain tax positions. At December 31, 2021, the Company determined it did not have any uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2021, the Company has no provisions for interest or penalties related to uncertain tax positions.

IC-DISC Credit

Cub Crafters DISC, Inc. is an IC-DISC. An IC-DISC is a separate entity that earns a "commission" on the operating entity's export sales based on the greater of 50% of net income on sales of qualified export property, or 4% of gross receipts from sales of qualified export property. The Company elected to not record this commission for the year ended December 31, 2021.

Grant Income

The Company received approximately $261,000 of grant income from the Department of Transportation's Aviation Manufacturing Jobs Protection Program ("AMJP"). Under this COVID program they provide funding to eligible businesses, to pay up to half of their compensation costs for certain categories of employees, for up to six months. The Company applied for and was awarded $521,998 of which 50% ($260,999) was received in September 2021. The Company will record the remaining balance when received.

Note C – Inventories

The components of inventories at December 31, 2021 are as follows:

Parts and raw materials	$	5,995,042
Work in-process		1,364,745
Finished goods		2,855,382
	$	10,215,169

Note D – Property and Equipment, Net

Property and equipment consists of the following as of December, 31, 2021:

			Useful Life (Years)
Buildings and improvements	$	1,909,135	life of lease
Machinery and equipment		3,862,772	3 - 10
Office furniture and equipment		120,709	3 - 10
Automobiles and trucks		122,782	3 - 10
		6,015,398	
Less: Accumulated depreciation		(4,135,916)	
	$	1,879,482	

During the year ended December 31, 2021, the Company recorded depreciation expense of approximately

$261,000.

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
December 31, 2021

Note E – Contract Accounting – Percentage of Completion – Costs Less Billings and Balance Sheet Categories by Period

Costs and estimated earnings on contracts in progress for jobs using percentage of completion method of revenue recognition consist of the following as of and for the year ending December 31, 2021

Cost incurred on uncompleted jobs	$	1,826,097
Estimated earnings		2,654,445
		4,480,542
Less: Billings to date		(5,210,657)
	$	(730,115)

Included in the accompanying balance sheets for percentage of completion contracts under the following headings:

Costs and estimated earnings in excess of billings on uncompleted contracts	$	557,630
Billings in excess of costs and estimated earnings on uncompleted contracts		(1,287,745)
	$	(730,115)

Note F – Customer Deposits

Customer deposits are comprised of cash received throughout the sale and build process as outlined in the sales agreement. Deposits are comprised of production position advances and progress payments. Under the terms of the sales agreements, the customer deposits are non-refundable. The Company recognizes revenue associated with these deposits at the time of aircraft sale or forfeiture of the advances through customer notification. Customer advances at December 31, 2021 was approximately $11,658,000.

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
December 31, 2021

Note G – Capital Lease Obligations

During the year ending December 31, 2021, the Company had leased equipment under non-cancelable master lease agreements. Per the lease agreements, the Company will own the equipment at the end of the lease. The gross amounts of the assets are reported in the accompanying consolidated and combined balance sheet under property and equipment, net, and Note D.

The future minimum payments on the capital lease obligations at December 31, 2021 are as follows:

	Amount
2022	$ 249,920
2023	218,964
2024	137,561
2025	128,030
2026	107,600
	142,104
Total capital lease	984,179
Less: Interest expense	(96,416)
Total capital lease obligation	887,763
Less: current portion	(215,177)
Capital lease – long term	$ 672,586

The interest expense incurred by the Company for the years ended December 31, 2021 was approximately $90,000.

Note H – Line of Credit

The Company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $1,500,000. Interest accrues at WSJP, plus 1.00%. The maturity date is March 18, 2023 and is secured by an aircraft inventory. The outstanding balance as of December 31, 2021 was $145,000. The interest expense incurred by the Company for the year ended December 31, 2021 was approximately $5,000.

Note I – Notes Payable

The Company has a promissory note payable with Wells Fargo Bank for a $1.5 million loan in 2005. The loan matures on January 5, 2026 and is secured by the Company's premises. Interest accrued at 6.62% and monthly repayments of interest and principal are made. The interest expense incurred by the Company for the years ended December 31, 2021 was approximately $33,000. The balance outstanding on the loan was $519,025 at December 31, 2021 and was broken down as follows:

Current	$	129,756
Non-current		389,269
	$	519,025

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
December 31, 2021

Note J – Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note K – Related Parties

The Company rents hanger and office space from the stockholder of Cub Crafters, Inc. Terms of the agreement call for monthly payments of $6,000. The Agreement matures January 2029. The Company expects to pay $72,000 per year over the course of the Agreement.

In addition the Company entered into a promissory note with a shareholder for $809,124. The loan matures in December 2023 and accrues interest at 4.25%. If the Company successfully completes an offering and raises sufficient funds the note is repayable in full. If sufficient proceeds are not raised the loan is payable in monthly installments over nine years maturing on January 1, 2032.

Note L – 401(k) Plan

The Company sponsors a 401(k)-retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of employee contributions up to 4% of the employee's compensation. The Company's matching contribution was approximately $268,000 for the year ended December 31, 2021.

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
December 31, 2021

Note M – Commitments

Operating Leases

The Company entered into a third party building lease which ends in March 2027. Total rent expense for the year ended for this lease was approximately $209,000 for the year ended December 31, 2021

Future minimum rental payments under all non-cancelable operating leases are as follows:

Year ended December 31:		
2022	$	213,930
2023		218,202
2024		222,566
2025		227,018
2026		231,570
Thereafter		2,797,878
		$ 3,911,164

Note N – Income Taxes

The Company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of December 31, 2021:

Jurisdiction	Open Years	Examination in Process
United States-Federal income tax	2021	None

The income tax benefit (expense) consists of the following at December 31:

	2021
Current:	
Federal	$ 187,910
State	-
	187,910
Deferred:	
Federal	36,700
State	-
	-
Total	$ 224,610

Deferred income taxes consists of the following at December 31:

	2021
Deferred tax assets(liabilities):	
Allowance for doubtful accounts	$ 16,072
Depreciation	(52,772)
Net deferred taxes-non-current	$ 36,700

Cub Crafters, Inc.

Note O – Subsequent Events

In March 2022 the maturity date on the line of credit with AFC Financial Services, LLC was extended to March 18, 2023. Subsequent events have been evaluated through August 31, 2022, which is the date the financial statements were ready to be issued.

CubCrafters, Inc.

Combinedand Consolidated Balance Sheet FOR PERIOD ENDING: 6/30/2022

	Assets
Current Assets:	
Cash and cash equivalents	$ 5,425,197
Accounts receivable, net of allowance for doubtful accounts	1,542,367
Costs and estimated earnings in excess of billings on cuncompleted contracts	678,361
Inventories, net	15,716,561
Income tax receivable	742,222
Prepaid expenses & other assets	394,125
Total current assets	24,498,833
Long term assets:	
Property and equipment	1,727,448
Intangible asset, net	10,082
Totallong term assets	1,737,530
Total assets	$ 26,236,363

	Liabilities and Stockholders' Equity
Current liabilities:	
Accounts payable	$ 2,006,509
Accrued liabilities	834,500
Customer deposits	12,572,997
Costs and estimated earnings in excess of billings on uncompleted contracts	1,693,518
Line of credit	420,000
Capital leases, current portion	215,177
Notes Payable, current portion	219,473
Totral current liabilities	17,965,897
Long term liabilities:	
Capital leases, net of current portiion	542,135
Notes payable, net of current portion	259,322
Deferred income tax liability	36,700
Related party note payable	809,124
Total long-term liabilities	1,647,280
Total liabilities	19,613,177
Stockholders' equity:	
Common stock, .0001 par value, 50,000 shares	5,000
issued and outstanding as of 6/30/2022	
Additional paid in capital	747,614
Retained Earnings	5,870,392
Total stockholders' equity	6,623,006
Total liabilities and stockholders' equity	$ 26,236,183

CubCrafters, Inc.

Consolodated Income Statement FOR PERIOD ENDING: 6/30/2022

Net Sales	$	15,287,837
Cost of Sales		11,278,547
Gross Profit		4,009,290
Operating Expenses:		
Salaries and wages		1,409,546
General and Administrative expenses		1,460,031
Research and development		528,492
Rent		223,046
Depreciation and amortization		130,524
Warranty		67,097
Total Operating Expense		3,818,736
Income from operations		190,554
Other income (expense)		
Interest Income		7,638
Interest expense		(32,394)
Other expense (net)		15,611
Ther income (expense) net		(9,146)
Income before income tax		181,409
Income Tax Expense		(39,868)
Net Income	$	141,541
EBITDA		273,736

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
June 30, 2022

Note A – Organization and Description of Business

The consolidated and combined financial statements include the accounts of Cub Crafters, Inc.; Cub Crafters Group, LLC; Cub Crafters Services, LLC; Cub Crafters Resale, LLC and Cub Crafters Avionics, LLC. (together the Company).

- Cub Crafters Group, is a wholly owned subsidiary manufacturer of certified and light-sport aircraft, aircraft kits, and parts.
- Cub Crafters Services, LLC, a wholly owned subsidiary, which repairs and rebuilds aircraft and related parts.
- Cub Crafters Avionics, LLC, a wholly owned subsidiary, provides testing and certification on aircraft instruments.
- Cub Crafters Resale, LLC, purchases and sells used aircraft. This entity is combined due to common ownership and the ability of management to exercise control over this entity. In December 2021, this entity became a wholly owned subsidiary of Cub Crafters, Inc.

During the six months ending June 30, 2022, all activities related to Cub Crafters Services, LLC, were recorded on Cub Crafters, Inc. Cub Crafters DISC, Inc., an affiliated entity receives commissions on behalf of Cub Crafters, Inc., for international sales. The principal place of business for the Company is located in Yakima, Washington. All significant intercompany transactions have been eliminated.

Note B – Significant Accounting Policies

Basis of Presentation

The accompanying consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The accompanying consolidated and combined financial statements and related notes include the Company and its wholly owned subsidiaries as discussed in Note A. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards Not Yet Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases (Topic 842),* intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the balance sheet—the new ASU will require both types of leases to be recognized on the balance sheet. The ASU on leases will take effect for all non-public companies for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact this standard will have on the consolidated and combined financial statements.

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
June 30, 2022

Note B – Significant Accounting Policies

Recently Issued Accounting Standards Not Yet Adopted (continued)

On December 18, 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2019-12, *Income Taxes (Topic 740)*, on Simplifying the Accounting for Income Taxes. The decisions reflected in the ASU update specific areas of ASC 740, Income Taxes, to reduce complexity while maintaining or improving the usefulness of the information provided to users of financial statements. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company does not believe that adoption will have a material impact on the consolidated and combined financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains substantially all its cash and cash equivalents at one financial institution. At times, cash may be in excess of FDIC insurance limits, typically $250,000. As of June 30, 2022, cash balances exceeded FDIC insurance limits by approximately $5,175,000. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

Accounts Receivable

The majority of the Company's revenue is generated on a prepayment basis, the Company provides limited credit in the normal course of business to selected customers who are primarily located in the United States. Credit is extended based on an evaluation of the customer's financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Generally, billed receivables are due within 30 days.

Billings that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time billings are past due, previous loss history, the customer's ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible. As of June 30, 2022, there was an allowance for doubtful accounts of approximately $77,000.

Inventories

Inventories are stated at the lower of cost or net realizable value. Work in progress costs are stated at costs incurred to date. Finished goods inventories include material, labor and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory.

Property and Equipment, Net

Property, equipment and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation and impairment charges, if any. Depreciation is provided for on a straight-line basis over the estimated useful lives of the property and equipment or the lease term, whichever is shorter. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Note B – Significant Accounting Policies (continued)

Revenue Recognition

All revenues are recorded in accordance with ASC Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes revenue from the following:

Kit aircraft sales in which a customer can build an aircraft in his own facility in which various component kits relative to a certain portion of the plane, such as fuselage kit, wing kit, engine kit, etc. are available. All kit orders are prepaid, which are recorded as customer deposits. Once a kit order is fulfilled the Company bills the customer against their deposit, ships the kit and recognizes the revenue accordingly. In some instances customers will request assistance in building these kit planes for which there is a recognition of revenue at time of shipment.

Builder Assist – these are orders of customized planes which are built entirely in the Company's facility in which the customer is required to complete a minimum of 51% of a prescribed list of assembly tasks themselves. The customer is required to make a deposit of at the time of the placing the order which will hold a given position on the production calendar (often up to 24 months out). Prior to commencement of the build the customer is required to deposit the final cost of the plane, less the initial deposit and $20,000.00 final payment that is considered a progress payment. Once the plane has been granted a certificate of air worthiness the Company bills the customer against their deposit for the cost of the plane at which time revenue is recognized in full. Additionally, the Company accrues revenues over time as performance steps are satisfied. The Company measures its' progress to completion for at each month end based on the stage of completion for each order. The Company's timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company's accounts receivable represent amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the balance sheet date. Contract liabilities represent billings as of the balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company's revenue recognition policy.

Note B – Significant Accounting Policies (continued)

Certified Aircraft – these are aircraft built entirely at the Company's facility and built entirely by Company employees. The customer is required to make a deposit at the time of the placing the order which will hold a given position on the production calendar (often up to 24 months out). The customer is required to make a progress payment of at the midpoint of the manufacturing process. These planes upon completion must pass certification for the FAA Type Certificate for the given model of plane. The Company recognizes revenues over the production period as performance steps are satisfied. The Company measures its progress to completion at each month end based on the stage of completion for each order. The Company's timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company's accounts receivable represent amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the balance sheet date. Contract liabilities represent billings as of the balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company's revenue recognition policy.

Parts – are generally sold prepaid with the exception of dealer sales. Revenue is recognized at point of sale.

Services and Repairs – Revenue is recognized at completion. Deposits are generally required on larger jobs.

Revenue for the six months ending June 30, 2022 was broken down as follows:

Aircraft	$	11,331,550
Pre-packaged kits sales		2,928,873
Sale of parts/ service revenue		1,027,414
	$	15,287,837

Concentration of Credit Risk

The Company's five largest dealers accounted for 28% of revenues during the year ended December 31, 2021. Of that amount 22% represented Builder Assist, meaning the dealers had deposits on production positions, which they in turn sold to the end customers for their own build, in essence acting as a middle man. As all aircraft are sold on a prepaid basis there is limited credit risk.

Kit sales are sold on a prepaid basis, as are parts with the exception of dealers. Dealers accounted for 42% of total receivables of 12/31/21 with the bulk of the receivables on delayed aircraft payment pending delivery status.

Income Taxes

The Company is a C-Corp effective January 1, 2021 and accounts for income taxes, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled. In evaluating the Company's ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary to reduce the deferred tax assets to their expected net realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit for tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management's belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of

Note B – Significant Accounting Policies (continued)

Income Taxes (continued)

limitation for certain tax positions. At June 30, 2022, the Company determined it did not have any uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2022, the Company has no provisions for interest or penalties related to uncertain tax positions.

IC-DISC Credit

Cub Crafters DISC, Inc. is an IC-DISC. An IC-DISC is a separate entity that earns a "commission" on the operating entity's export sales based on the greater of 50% of net income on sales of qualified export property, or 4% of gross receipts from sales of qualified export property. The Company will elect whether or not to record this commission for the year ending December 31, 2022 at year end.

Note C – Inventories

The components of inventories at June 30, 2022 are as follows:

Parts and raw materials	$	9,727,977
Work in-process		2,600,936
Finished goods		3,387,648
	$	15,716,561

Note D – Property and Equipment, Net

Property and equipment consists of the following as of June 30, 2022:

			Useful Life (Years)
Buildings and improvements	$	1,845,869	life of lease
Machinery and equipment		3,878,958	3 - 10
Office furniture and equipment		120,709	3 - 10
Automobiles and trucks		137,059	3 - 10
		5,982,595	
Less: Accumulated depreciation		(4,255,147)	
		$1,727,448	

During the six months ending June 30, 2022, the Company recorded depreciation expense of approximately $131,000.

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
June 30, 2022

Note E – Contract Accounting – Percentage of Completion – Costs Less Billings and Balance Sheet Categories by Period

Costs and estimated earnings on contracts in progress for jobs using percentage of completion method of revenue recognition consist of the following as of the six month period ending June 30, 2022;

Cost incurred on uncompleted jobs	$	1,537,804
Estimated earnings		2,247,404
		3,785,208
Less: Billings to date		(4,800,364)
	$	(1,015,157)

Included in the accompanying balance sheets for percentage of completion contracts under the following headings:

Costs and estimated earnings in excess of billings on uncompleted contracts		
	$	678,361
Billings in excess of costs and estimated earnings on uncompleted contracts		
		(1,693,518)
	$	(1,015,157)

Note F – Customer Deposits

Customer deposits are comprised of cash received throughout the sale and build process as outlined in the sales agreement. Deposits are comprised of production position advances and progress payments. Under the terms of the sales agreements, the customer deposits are non-refundable. The Company recognizes revenue associated with these deposits at the time of aircraft sale or forfeiture of the advances through customer notification. Customer advances at June 30, 2022 was approximately $12,573,000.

Note G – Capital Lease Obligations

During the year ending December 31, 2021, the Company had leased equipment under non-cancelable master lease agreements. Per the lease agreements, the Company will own the equipment at the end of the lease. The gross amounts of the assets are reported in the accompanying consolidated and combined balance sheet under property and equipment, net, and Note D.

The future minimum payments on the capital lease obligations at June 30, 2022 are as follows:

	Amount
Remainder 2022	$ 124,960
2023	218,964
2024	137,561
2025	128,030
2026	107,600
	142,104
Total capital lease	859,219
Less: Interest expense	(101,907)
Total capital lease obligation	757,312
Less: current portion	(215,177)
Capital lease – long term	$ 542,135

The interest expense incurred by the Company for the years ended December 31, 2021 was approximately $104,000.

Note H – Line of Credit

The Company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $1,500,000. Interest accrues at WSJP, plus 1.00%. The maturity date is March 18, 2023 and is secured by an aircraft inventory. The outstanding balance as of June 30, 2022 was $420,000. The interest expense incurred by the Company for the six months ended June 30 was approximately $5,500.

Note I – Notes Payable

The Company has a promissory note payable with Wells Fargo Bank for a $1.5 million loan in 2005. The loan matures on January 5, 2026 and is secured by the Company's premises. Interest accrued at 6.62% and monthly repayments of interest and principal are made. The interest expense incurred by the Company for the years ended December 31, 2021 was approximately $40,000. The balance outstanding on the loan was $478,975 at June 30, 2022 and was broken down as follows:

Current	$ 129,756
Non-current	349,219
	$ 478,975

Note J – Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note K – Related Parties

The Company rents hangar and office space from the stockholder of Cub Crafters, Inc. Terms of the agreement call for monthly payments of $6,000. The Agreement matures January 2029. Additionally an agreement was formalized in 2022 with an associated related party for the completion center hangar, and this agreement matures April 2026 with renewal options. This agreement calls for monthly payments of $6,988. The Company expects to pay $156,000 per year over the course of these agreements.

In addition the Company entered into a promissory note with a shareholder for $809,124. The loan matures in December 2023 and accrues interest at 4.25%. If the Company successfully completes an offering and raises sufficient funds the note is repayable in full. If sufficient proceeds are not raised the loan is payable in monthly installments over nine years maturing on January 1, 2032.

Note L – 401(k) Plan

The Company sponsors a 401(k)-retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of employee contributions up to 4% of the employee's compensation. The Company's matching contribution was approximately $145,000 for the six months ended June 30, 2022.

Cub Crafters, Inc.

Notes to the Consolidated and Combined Financial Statements
June 30, 2022

Note M – Commitments

Operating Leases

The Company entered into a third party building lease which ends in March 2027. Total rent expense for the year ended for this lease was approximately $106,000 for the six months ended June 30, 2022.

Future minimum rental payments under all non-cancelable operating leases are as follows:

Year ended June 30, 2022:	
2022	$ 185,000
2023	377,389
2024	384,936
2025	392,635
2026	400,508
Thereafter	4,839,022
	$ 6,579,490

Note N – Income Taxes

The Company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of June 30, 2022:

Jurisdiction	Open Years	Examination in Process
United States-Federal income tax	2021	None

The income tax benefit (expense) consists of the following at June 30, 2022:

	2022
Current:	
Federal	$ 187,910
State	-
	187,910
Deferred:	
Federal	36,700
State	-
	-
Total	$ 224,610

Deferred income taxes consists of the following at June 30, 2022:

	2022
Deferred tax assets(liabilities):	
Allowance for doubtful accounts	$ 16,072
Depreciation	(52,772)
Net deferred taxes-non-current	$ 36,700

Note O – Subsequent Events

In March 2022 the maturity date on the line of credit with AFC Financial Services, LLC was extended to March 18, 2023.